Consolidated Financial Statements 2008

Rabobank

Nederland

Rabobank Group



This publication, the financial statements and the separate edition 'Rabobank Group Annual Report 2008' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Rabobank

Consolidated Financial Statements 2008

Rabobank Group

General information

Rabobank Group ('Rabobank') is a cooperative organisation whose core comprises 153 local Rabobanks in the Netherlands with over 1,100 branches. Rabobank comprises the local cooperative Rabobanks in the Netherlands, the central organisation Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and a number of specialised subsidiaries. Rabobank provides services in the form of public sector lending, corporate banking and investment banking, asset management and leasing in many countries throughout the world. Rabobank puts the common interests of people and communities first. Internationally, Rabobank aims to be the best food & agri bank with a strong presence in the major food & agri countries around the world. Rabobank operates in 45 countries and employs some 61,000 FTEs.

Rabobank Nederland is a cooperative whose capital is divided into shares. It is largely the product of a merger on 1 December 1972 of the two largest Dutch cooperative entities at the time.
Rabobank Nederland has its registered office in Amsterdam and is established under Dutch law for an indefinite period. Rabobank Nederland is registered at the Trade Registry of the Utrecht Chamber of Commerce under number 30046259.

Membership of Rabobank Nederland is open to cooperative banks whose Articles of Association have been approved by Rabobank Nederland.

The activities of Rabobank Nederland can be roughly divided into two categories. First, its role as central bank for the local Rabobanks in which role it encourages the establishment, continuation and development of cooperative banks, and its role as central bank for its members in which role it concludes agreements with members, negotiates members' rights and undertakes obligations on behalf of its members insofar as these obligations have the same consequences for all members.
Second, Rabobank Nederland's own banking activities, which supplement and are independent of the activities of the local Rabobanks.

The local Rabobanks are part of an organisation of cooperative entities incorporated under Dutch law; the majority of the members are clients. At 31 December 2008, the local Rabobanks had approximately 1.7 million members.

Address:
Croeselaan 18
P.O. Box 17100
3500 HG Utrecht
The Netherlands

Internet:
www.rabobank.com/reports

Consolidated balance sheet

In millions of euros	Note	At 31 December 2008	At 31 December 2007
Assets			
Cash and cash equivalents	6	7,105	2,129
Due from other banks	7	33,776	43,218
Trading financial assets	8	11,576	29,179
Other financial assets at fair value through profit and loss	9	7,896	18,133
Derivative financial instruments	10	66,759	26,089
Loans to customers	11	426,283	372,968
Available-for-sale financial assets	12	31,665	50,355
Held-to-maturity financial assets	13	497	859
Investments in associates	14	3,455	4,558
Intangible assets	15	3,728	3,183
Property and equipment	16	5,870	5,572
Investment properties	17	1,038	1,105
Current tax assets		298	419
Deferred tax assets	25	1,619	1,565
Other assets	18	10,555	11,159
Total assets		612,120	570,491

In millions of euros	Note	At 31 December 2008	At 31 December 2007
Liabilities			
Due to other banks	19	23,891	46,332
Due to customers	20	304,214	276,610
Debt securities in issue	21	135,779	141,812
Derivative financial instruments and other trade liabilities	10	77,230	31,097
Other debts	22	8,644	10,518
Other financial liabilities at fair value through profit and loss	23	24,797	27,303
Provisions	24	875	1,167
Current tax liabilities		227	202
Deferred tax liabilities	25	474	851
Employee benefits	26	371	896
Subordinated debt	27	2,159	2,294
Total liabilities		578,661	539,082
Equity			
Equity of Rabobank Nederland and local Rabobanks	29	20,074	19,684
Rabobank Member Certificates issued by a group company	30	6,236	6,233
		26,310	25,917
Capital Securities and Trust Preferred Securities III to VI	31	3,510	2,779
Minority interests	32	3,639	2,713
Total equity		33,459	31,409
Total equity and liabilities		612,120	570,491

Consolidated profit and loss account

In millions of euros	Note	For the year ended 31 December 2008	2007
Interest income	33	27,245	29,356
Interest expense	33	18,728	22,585
Interest	33	8,517	6,771
Fee and commission income	34	3,400	3,394
Fee and commission expense	34	511	537
Fees and commission	34	2,889	2,857
Income from associates	35	(26)	753
Net income from financial assets and liabilities at fair value through profit and loss	36	(1,155)	(515)
Gains on available-for-sale financial assets	12	(51)	64
Other	37	1,478	1,092
Income		11,652	11,022
Staff costs	38	4,290	4,400
Other administrative expenses	39	2,796	2,779
Depreciation and amortisation	40	525	484
Operating expenses		7,611	7,663
Value adjustments	41	1,189	266
Operating profit before taxation		2,852	3,093
Taxation	42	98	397
Net profit		2,754	2,696
Of which attributable to Rabobank Nederland and local Rabobanks	29	2,089	1,971
Of which attributable to holders of Rabobank Member Certificates	30	316	299
Of which attributable to Capital Securities	31	94	17
Of which attributable to Trust Preferred Securities III to VI	31	100	106
Of which attributable to minority interests	32	155	303
Net profit for the year		2,754	2,696

See the notes to the consolidated financial statements.

Consolidated statement of changes in equity

In millions of euros	Equity of Rabobank Nederland and local Rabobanks	Rabobank Member Certificates	Capital Securities and TPS	Minority interests	Total
At 1 January 2007	17,426	5,808	1,959	4,184	29,377
(Note: 29)					
Arising in the period (after taxation):					
Net fair value changes – available-for-sale financial assets	(39)	-	-	(584)	(623)
Net fair value changes– associates	70	-	-	-	70
Net fair value changes – cash flow hedges	12	-	-	-	12
Currency translation differences	(205)	-	(170)	(225)	(600)
Transferred to net profit for the year – available-for-sale financial assets	315	-	-	-	315
Costs of issue of Capital Securities	-	-	(17)	-	(17)
Total income and expense for the year recognised directly in equity	153	-	(187)	(809)	(843)
Net profit for the year	1,971	299	123	303	2,696
Total income and expense	2,124	299	(64)	(506)	1,853
Payment on Rabobank Member Certificates, Trust Preferred Securities III to VI (TPS) and Capital Securities	-	(299)	(123)	-	(422)
Issue of Capital Securities	-	-	1,007	-	1,007
Exchange of government bonds for subordinated loans to Rabobank Nederland	-	415	-	(415)	-
Other	134	10	-	(550)	(406)
At 31 December 2007	19,684	6,233	2,779	2,713	31,409
At 1 January 2008	19,684	6,233	2,779	2,713	31,409
(Note: 29)					
Arising in the period (after taxation):					
Net fair value changes – available-for-sale financial assets	(1,898)	-	-	472	(1,426)
Net fair value changes – associates	(1)	-	-	-	(1)
Net fair value changes – cash flow hedges	(32)	-	-	-	(32)
Currency translation differences	(337)	-	(91)	56	(372)
Transferred to net profit for the year – available-for-sale financial assets	511	-	-	-	511
Costs of issue of Capital Securities	-	-	(12)	-	(12)
Total income and expense for the year recognised directly in equity	(1,757)	-	(103)	528	(1,332)
Net profit for the year	2,089	316	194	155	2,754
Total income and expense	332	316	91	683	1,422
Payment on Rabobank Member Certificates, Trust Preferred Securities III to VI (TPS) and Capital Securities	-	(316)	(194)	-	(510)
Issue of Capital Securities	-	-	835	-	835
Paid-in share premium	(115)	154	-	-	39
Other	173	(151)	(1)	243	264
At 31 December 2008	20,074	6,236	3,510	3,639	33,459

Consolidated cash flow statement

In millions of euros	Note	For the year ended 31 December 2008	2007
Cash flows from operating activities			
Operating profit before taxation		2,852	3,093
Adjusted for:			
Non-cash items recognised in profit and loss			
Depreciation and amortisation	40	525	484
Value adjustments	41	1,189	266
Result on sale of property and equipment		(12)	(9)
Share of (profit) of associates and result on sale of subsidiaries		84	(698)
Fair value results on investment properties		2	(6)
Fair value results on financial assets and liabilities at fair value through profit and loss	36	1,155	515
Net result on available-for-sale financial assets	12	51	(64)
Net change in operating assets:			
Due from and due to other banks	7	(12,999)	(15,330)
Trading financial assets	8	17,603	7,610
Derivative financial instruments	10	(40,670)	(7,097)
Net change in non-trading financial assets at fair value through profit and loss	9	7,731	3,335
Loans to customers	11	(53,315)	(18,044)
Dividends received from associates and financial assets		68	71
Net change in liabilities relating to operating activities:			
Derivative financial instruments and other trade liabilities	10	46,133	4,403
Due to customers	20	27,604	14,598
Debt securities in issue	21	(6,033)	13,746
Other debts	22	(1,874)	(131)
Income tax paid		(789)	(833)
Other changes		12,948	893
Net cash flow from operating activities		2,253	6,802
Cash flows from investing activities			
Acquisition of subsidiaries net of cash and cash equivalents acquired		(181)	(431)
Disposal of subsidiaries net of cash and cash equivalents		1	18
Acquisition of property and equipment and investment properties		(1,638)	(559)
Proceeds from sale of property and equipment	16, 17	893	398
Acquisition of available-for-sale financial assets and held-to-maturity financial assets		(16,508)	(21,443)
Proceeds from sale and repayment of available-for-sale financial assets and held-to-maturity financial assets		19,889	15,156
Net cash flow from investing activities		2,456	(6,861)
Cash flows from financing activities			
Proceeds from issue of Capital Securities	31	823	990
Payment on Rabobank Member Certificates, Trust Preferred Securities III to VI and Capital Securities	30, 31	(510)	(422)
Repayment of and proceeds from issue of subordinated debt	27	(46)	(10)
Net cash flow from financing activities		267	558
Net change in cash and cash equivalents		4,976	499
Cash and cash equivalents at beginning of year	6	2,129	1,630
Cash and cash equivalents at end of year		7,105	2,129

The cash flows from interest are included in the net cash flow from operating activities.			
Interest income		27,088	28,831
Interest expense		18,219	21,620

Notes to the consolidated financial statements

1 Basis of consolidation

Rabobank Group ('Rabobank') comprises the local Rabobanks ('Members') in the Netherlands, the central cooperative Rabobank Nederland and other specialised subsidiaries. Together they form Rabobank Group. Rabobank Nederland advises the Members and assists them in the provision of their services. Rabobank Nederland also advises the Members on behalf of De Nederlandsche Bank (the Dutch Central Bank). Rabobank's cooperative structure has several executive levels, each with its own duties and responsibilities.

In IFRS terms, Rabobank Nederland exercises control over the local Rabobanks.
The consolidated financial statements of Rabobank include the financial information of Rabobank Nederland and that of the Members and the other group companies.

2 Accounting policies

The main accounting policies used in preparing these consolidated financial statements are explained below.

2.1 General

The consolidated financial statements of Rabobank have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union. In 2008, Rabobank applied IFRIC 11 and the amendments to IAS 39/IFRS 7 'Reclassification of financial assets'.

IFRS 8 'Operating Segments' applies to financial years commencing on or after 1 January 2009. It addresses the manner in which segments should be defined for financial reporting purposes. Furthermore, the standard requires disclosure of the products and services which the company offers, the geographical areas in which the company operates and its principal clients. This standard could affect the manner in which segment information is presented.

The consolidated financial statements have been prepared on the basis of the accounting policies outlined below. The remaining assets and liabilities are accounted for on a historical cost basis, unless otherwise stated.

Unless otherwise stated, all amounts in these financial statements are in millions of euros.

2.1.1 Changes in accounting policies and presentation

Actuarial gains or losses from adjustments to actual developments and modified actuarial assumptions are recognised using the corridor method. Insofar as unrecognised cumulative actuarial gains or losses exceed 10% of the higher of the present value of the gross obligation under the defined benefit plan or the fair value of the fund, such excess – as from 1 January 2008 – is taken to profit or loss, spread over two years. Up until 2008, actuarial gains and losses were recognised over the expected average remaining years of service of the employees participating in the plan. At year-end 2007, the 10% limit was substantially exceeded for the first time, because of the major increase in unrecognised actuarial results. At year-end 2007, unrecognised actuarial gains totalled 1.9 billion. Considering that unrecognised actuarial results adversely affect the transparency of profit and equity, the decision for a change in accounting policy was made. The change in accounting policy is in accordance with paragraph 93 of IAS 19, which stipulates the following: 'However, an entity may adopt any systematic method that results in faster recognition of actuarial gains and losses, provided that the same basis is applied to both gains and losses and the basis is applied consistently from period to period.' The change in accounting policy has had a positive effect (after tax) on profit of some 240. The comparative figures have been restated accordingly and the positive effect on profit (after tax) and equity for 2007 amounts to 34. The initial capital for 2007 was not affected.

The comparative figures have been restated since the amounts due to central banks totalling 23 (2007: 27) billion are recognised under Due to customers instead of Due to other banks with effect from 2008.

Furthermore, 963 (2007: 477) in value adjustments of available-for-sale financial assets was reclassified to 'Net income from financial assets and liabilities at fair value through profit and loss'.

Insofar as other enhanced insights prompted reclassifications, the comparative figures have been restated.

2.1.2 Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, the reporting of contingent assets and liabilities at the date of the financial statements, as well as the amounts reported for income and expenses during the reporting period. The situations that are assessed based on available financial data and information mainly concern the determination of the provision for doubtful debts, the fair value of assets and liabilities and impairments. Although management based their estimates on the most careful assessment of the current circumstances and activities, the actual results might deviate from these estimates.

2.2 Group financial statements

2.2.1 Subsidiaries

Subsidiaries and other entities (including special purpose entities) over which Rabobank exercises control, directly or indirectly, are consolidated. The assets, liabilities and results of these entities are consolidated in full.

Subsidiaries are consolidated from the date Rabobank obtains control, and cease to be consolidated on the date that this control ends. All intra-group transactions, balances and unrealised gains and losses on transactions between business units of Rabobank are eliminated as part of the consolidation.

2.2.2 Joint ventures

The interests of Rabobank in entities where control is shared are consolidated proportionally. With this method, Rabobank includes its share of the income and expenses, assets and liabilities, and cash flows of the various joint ventures in the relevant items of its financial statements.

2.2.3 Investments in associates

Investments in associates are recognised in accordance with the equity method. With this method, Rabobank's share of the profits and losses of an associate – subject to Rabobank's accounting policies – (after the acquisition) is recognised in profit and loss, and its share of the changes in reserves after the acquisition is recognised in reserves. The cumulative changes after acquisition are adjustments to the cost of the investment.

Associates are entities over which Rabobank has significant influence and in which it usually holds between 20% and 50% of the voting rights but over which it does not exercise control. Unrealised gains on transactions between Rabobank and its associates are eliminated in proportion to the size of Rabobank's interest in the associates. Unrealised losses are also eliminated unless the transaction indicates that an impairment loss should be recognised on the asset transferred. Investments by Rabobank in associates include the goodwill acquired. If Rabobank's share in the losses of an associate equals or exceeds its interest in the associate, Rabobank will not recognise any more losses of the associate unless Rabobank has given undertakings or made payments on behalf of this associate.

2.3 Derivative financial instruments and hedging

2.3.1 General

Derivative financial instruments generally mean foreign currency contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps, and currency and interest rate options (written as well as acquired). Derivative financial instruments might be traded on an exchange or as over-the-counter (OTC) instruments between Rabobank and a client. All derivative financial instruments are recognised at fair value. The fair value is determined using listed market prices, prices offered by traders, cash-flow discounting models and option valuation models based on current market prices and contracted prices for the underlying instruments, as well as the time value of money, yield curves and the volatility of the underlying assets and liabilities. All derivative financial instruments are included under assets if their fair value is positive and under liabilities if their fair value is negative.

Derivative financial instruments embedded in other financial instruments are treated separately if their risks and characteristics are not closely related to those of the underlying derivative contract and this contract is not classified at fair value through profit and loss.

2.3.2 *Instruments not used for hedging*

Realised and unrealised gains and losses on derivative financial instruments classified by Rabobank as held for trading are recognised under 'Trading income'.

2.3.3 *Hedging instruments*

Rabobank also uses derivative financial instruments as part of balance sheet control to manage its interest rate risks, credit risks and foreign currency risks. Rabobank makes use of the possibilities provided by the EU through the carve-out in IAS 39. The carve-out facilitates the application of fair value portfolio hedge accounting to certain positions. Buckets are used to measure effectiveness.

On the date of concluding a derivative contract, Rabobank can designate certain derivative financial instruments as (1) a hedge of the fair value of an asset or liability in the balance sheet (fair value hedge), as (2) a hedge of future cash flows attributable to an asset or liability in the balance sheet, an expected transaction or a non-current liability (cash flow hedge), or as (3) a hedge of a net-investment in a foreign entity (net investment hedge). Hedge accounting can be applied for derivative financial instruments designated in this manner if certain criteria are met.

These criteria include:

- Formal documentation of the hedging instrument, the hedged item, the objective of the hedge, the hedging strategy and the hedge relationship before applying hedge accounting;
- The hedge is expected to be very effective (in a range of 80% to 125%) in offsetting changes in the hedged item's fair value or cash flows attributable to the hedged risks during the entire reporting period; and
- The hedge is continuously very effective from inception onwards.

Changes in the fair value of derivative financial instruments that are designated as fair value hedges and are effective in relation to the hedged risks are recognised in profit and loss, together with the corresponding changes in the fair value of the assets or liabilities hedged against the risks in question.

If the hedge no longer meets the criteria for hedge accounting (according to the fair value hedge model), any adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortised through profit and loss until the end of the hedged period. Any adjustment to the carrying amount of a hedged equity instrument is recognised under equity until disposal of the equity instrument.

Changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges and that are highly effective in relation to the hedged risks are recognised in the hedging reserve included under equity (see note 10). The non-effective part of the changes in the fair values of the derivative financial instruments is recognised in profit and loss. If the forecast transaction or the non-current liability results in the recognition of a non-financial asset or a non-financial liability, any deferred gain or loss included in equity is restated to the initial carrying amount (cost) of the asset or the liability. In all other cases, deferred amounts included in equity are taken to the profit and loss account and are classified as income or expenses in the periods in which the hedged non-current liability or the forecast transaction had an effect on profit and loss.

Certain derivative contracts, although they are economic hedges in relation to the managed risk positions taken by Rabobank, do not qualify for hedge accounting under the specific IFRS rules. These contracts are therefore treated as derivative trading financial instruments.

The fair value of derivative financial instruments held for trading and hedging purposes is disclosed in note 10, 'Derivative financial instruments and other trade liabilities'.

2.4 Trade liabilities and other liabilities at fair value through profit and loss

2.4.1 *Trade liabilities*

Trade liabilities are mainly negative fair values of derivative financial instruments and delivery obligations arising on short selling of securities. Securities are sold short to realise gains from short-term price fluctuations. The securities needed to settle the short selling are acquired through securities leasing or sale and securities repurchase agreements. Securities sold short are recognised at fair value at the balance sheet date.

2.4.2 *Other liabilities at fair value through profit and loss*

Other liabilities at fair value through profit and loss include certain financial liabilities that Rabobank does not intend to sell, but which it accounted for at fair value on initial recognition. Changes in the fair value of these financial liabilities are recognised in profit and loss for the period in which they arise.

2.5 Trading financial assets

Trading financial assets are acquired to realise gains from short-term fluctuations in the prices or margins of traders, or form part of a portfolio that regularly generates short-term gains. These assets are stated at fair value based on quoted bid prices. Any realised and unrealised gains and losses are included under 'Trading income'. Interest earned on trading financial assets is recognised as interest income. Dividends received on trading financial assets are recognised as 'Trading income'.

All purchases and sales of trading financial assets that have to be delivered within a period prescribed by regulations or market convention are recognised at the transaction date. Other trading transactions are recognised as derivative financial instruments until the date of settlement.

2.6 Non-trading financial assets and liabilities at fair value through profit and loss

Rabobank has opted to classify financial instruments not acquired or entered into for realising gains from short-term fluctuations in traders' prices or margins at fair value through profit and loss.
These financial assets, including venture capital, are carried at fair value.
Management designates financial assets and liabilities to this category upon initial recognition if any or all of the following criteria are met:

- Such a designation eliminates or substantially reduces any inconsistent treatment that would otherwise have arisen upon valuation of the assets or liabilities or recognition of profits or losses on the basis of different accounting policies;
- The assets and liabilities belong to a group of financial assets and/or financial liabilities that are managed and assessed on the basis of their fair value in accordance with a documented risk management or investment strategy;
- The financial instrument contains an embedded derivative financial instrument, unless the embedded derivative financial instrument does not significantly affect the cash flows or if it is evident, after limited analysis or no analysis at all, that separate recognition is not required.

Interest earned on assets with this classification is recognised as interest income and interest due on liabilities with this classification is recognised as interest expense. Any other realised and unrealised gains and losses on revaluation of these financial instruments at fair value are included under 'Income from other financial assets and liabilities'.

2.7 Day 1 profit

Discrepancies between the transaction price and fair value may arise if valuation techniques are applied at the time of the transaction. Such a discrepancy is referred to as Day 1 profit. Rabobank recognises this profit directly under 'Trading income' provided that the valuation technique is based on observable data (from active markets). If unobservable data was used, the Day 1 profit is amortised over the term of the transaction. Profit is subsequently accounted for if the financial instrument in question is sold or if the data input has subsequently become observable.

2.8 Available-for-sale financial assets

Management determines the appropriate classification of a financial asset on the date of acquisition.

Financial assets that are intended to be held indefinitely and that could be sold for liquidity purposes or in response to changes in interest rates, exchange rates or share prices are classified as available for sale.

Available-for-sale financial assets are initially recognised at costs and immediately revalued at fair value based on quoted bid prices or values derived from cash flow models. The fair values of unlisted equity instruments are estimated based on appropriate price/earnings ratios, adjusted to reflect the specific circumstances of the respective issuers. Any unrealised gains and losses from changes in the fair value of available-for-sale financial assets are recognised in equity unless they relate to amortised interest. If such financial assets are disposed of or suffer impairment losses, the adjustments to fair value are recognised in profit and loss.

At each balance sheet date, management assesses whether there are objective indications of impairment of available-for-sale assets. An investment is impaired if its cost permanently exceeds its recoverable amount, i.e. its fair value is permanently or significantly lower than its cost. The recoverable amount of investments in unlisted equity instruments is determined using approved valuation methods, whereas the recoverable amount of listed financial assets is determined on the basis of market value. These listed assets are deemed to be impaired if there are objective indications that the market value has decreased to such a degree that no reasonable assumptions can be made that the value will recover to carrying amount in the foreseeable future. If the impairment of an available-for-sale asset diminishes in a subsequent period and the diminution can be objectively attributed to an event that occurred after the impairment, the impairment is reversed through profit and loss. This does not apply to investments in equity instruments whereby an increase in value after impairment is accounted for as a revaluation.

All purchases and sales made in accordance with standard market conventions for available-for-sale financial assets are recognised at the transaction date. All other purchases and sales are recognised at the settlement date.

2.9 Held-to-maturity financial assets

Financial assets with fixed terms and cash flows are classified as held-to-maturity financial assets, provided management intends to keep them for their full terms and is in a position to do so. Management determines the appropriate classification for its investments on their acquisition dates.

Held-to-maturity financial assets are carried at amortised cost based on the effective interest method, net of provisions for impairment losses.

Interest earned on held-to-maturity financial assets is recognised as interest income. All purchases and sales made in accordance with standard market conventions for held-to maturity financial assets are recognised at the date of settlement. All other purchases and sales are recognised as forward derivative contracts until their dates of settlement.

2.10 Repurchase agreements and reverse repurchase agreements

Financial assets that are sold subject to related sale and repurchase agreements are included in the financial statements under 'Trading financial assets' and 'Available-for-sale financial assets'. The liability to the counterparty is included under 'Due to other banks' and 'Due to customers', depending on the application.

Financial assets acquired under reverse sale and reverse repurchase agreements are recognised as:

- Due from other banks, or
- Loans to customers,

depending on the application. The difference between the selling price and repurchasing price is recognised as interest income or interest expense over the term of the agreement, based on the effective interest method.

2.11 Securitisations and other derecognition constructions

Rabobank securitises, sells and carries various financial assets. Those assets are sometimes sold to special purpose entities ('SPEs'), which then issue securities to investors. Rabobank has the option of retaining an interest in sold securitised financial assets in the form of subordinated interest-only strips, subordinated securities, spread accounts, servicing rights, guarantees, put options and call options, and other constructions.

A financial asset (or a portion of it) is derecognised if:

- The rights to the cash flows from the asset expire;
- The rights to the cash flows from the asset and a substantial portion of the risks and benefits of ownership of the asset are transferred;
- A commitment to transfer the cash flows from the asset is presumed and a substantial portion of the risks and benefits are transferred;
- A commitment to transfer the cash flows from the asset is presumed;
- Not all the risks and benefits are retained or transferred; however, control over the asset is transferred.

No financial assets have been derecognised at Rabobank to date.

If Rabobank retains control over the asset but does not retain a substantial portion of the rights and benefits, the asset is recognised in proportion to the continuing involvement of Rabobank. A related liability is also recognised to the extent of Rabobank's continuing involvement. The recognition of changes in the value of the liability corresponds to the recognition of changes in the value of the asset.

If a transaction does not meet the above conditions for derecognition, it is recognised as a loan for which security has been provided.

To the extent that the transfer of a financial asset does not qualify for derecognition, the transfer does not result in Rabobank's contractual rights being separately recognised as derivative financial instruments if recognition of these instruments and the transferred asset, or the liability arising on the transfer, were to result in double recognition of the same rights or obligations.

Gains and losses on securitisations and sale transactions depend partly on the previous carrying amounts of the financial assets transferred. These are allocated to the sold and retained interests based on the relative fair values of these interests at the date of sale. Any gains and losses are recognised through profit and loss at the time of transfer.

The fair value of the sold and retained interests is based on quoted market prices or calculated as the present value of the future expected cash flows, using pricing models that take into account various assumptions such as credit losses, discount rates, yield curves, payment frequency and other factors.

Rabobank decides whether the SPE should be included in the consolidated financial statements. For this purpose, it performs an assessment of the SPE by taking a number of factors into consideration, for instance the activities, decision-making powers and the allocation of the benefits and risks associated with the activities of the SPE.

2.12 Cash and cash equivalents

Cash equivalents are highly liquid short-term investments held to meet current obligations in cash, rather than for investments or other purposes. Such obligations have outstanding terms of less than 90 days at inception. Cash equivalents are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

2.13 Netting of financial assets and liabilities

Financial assets and liabilities are set off and the net amount is transferred to the balance sheet if a legal right to set off the recognised amounts exists and it is intended to settle the expected future cash flows on a net basis, or to realise the asset and settle the liability simultaneously.

2.14 Foreign currencies

2.14.1 Foreign entities

Items included in the financial statements of each entity in Rabobank Group are carried in the currency that best reflects the economic reality of the underlying events and circumstances that are relevant for the entity ('the functional currency'). The consolidated financial statements are presented in euros, which is the parent company's functional currency.

Gains, losses and cash flows of foreign entities are translated into the presentation currency of Rabobank at the exchange rates ruling at the transaction dates, which is approximately equal to the average exchange rates. For balance sheet purposes, they are translated at closing rates. Translation differences arising on the net investments in foreign entities and on loans and other currency instruments designated as hedges of these investments are recognised in equity. If a foreign entity is sold, any such translation differences are recognised in profit and loss as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are recognised as assets and liabilities of the foreign entity and are translated at the closing rate.

2.14.2 Transactions in foreign currencies

Transactions in foreign currencies are translated into the functional currency at the exchange rates ruling at the transaction dates. Translation differences arising on the settlement of such transactions or on the translation of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss, unless they are recognised in equity as qualifying net investment hedges.

Translation differences on debt securities and other monetary financial assets carried at fair value are included under foreign exchange gains and losses. Translation differences on non-monetary items such as equity instruments held for trading are recognised as part of the fair value gains or losses. Translation differences on available-for-sale non-monetary items are included in the revaluation reserve reported under equity.

2.15 Interest

Interest income and expenses for all interest-bearing instruments are recognised in profit and loss on an accrual basis, with the effective interest method being applied. Interest income includes coupons relating to fixed-interest financial assets and trading financial assets, as well as the cumulative premiums and discounts on government treasury securities and other cash equivalent instruments. If any loans suffer impairment losses, they are written down to their recoverable amounts and the interest income recognised henceforth is based on the discount rate for calculating the present value of the future cash flows used to determine the recoverable amounts.

2.16 Fees and commission

Income from asset management activities consists mainly of unit trust, fund management commission and administration. Income from asset management and insurance brokerage is recognised as earned once the services have been provided.

Fees and commission are generally recognised on an accrual basis. Fees and commission received for negotiating a transaction, or taking part in the negotiations, on behalf of third parties, for example the acquisition of a portfolio of loans, shares or other securities, or the sale or purchase of companies, are recognised at completion of the underlying transactions.

2.17 Loans to customers and due from other banks

Loans to customers and due from other banks are non-derivative financial instruments with fixed or defined payments, not listed on an active market, apart from such assets that Rabobank classifies as trading, at fair value on initial recognition with changes recognised through profit and loss, or as available for sale. These loans and receivables are measured at amortised cost, including transaction costs.

Loans are subject to either individual or collective impairment analyses. A value adjustment, a provision for losses on loans, is recognised if there is objective evidence that Rabobank will not be able to collect all amounts due under the original terms of the contract. The size of the provision is the difference between the carrying amount and the recoverable amount, which is the present value of the expected cash flows, including amounts recoverable under guarantees and sureties, discounted at the original effective rate of interest of the loans.

The provision for loans includes losses if there is objective evidence that losses are attributable to some portions of the loan portfolio at the balance sheet date. Examples of objective evidence for value adjustments are:

- Significant financial problems on the part of the borrower;
- Default in making interest and/or redemption payments on the part of the borrower;
- Loan renegotiations;
- Possibility of bankruptcy of or financial reorganisation at the borrower;
- Changes in borrowers' payment status;
- Changes in economic circumstances that could cause the borrower to default.

The losses are estimated based on the historical pattern of losses for each separate portion, the credit ratings of the borrowers, and taking into account the actual economic conditions under which the borrowers conduct their activities. The carrying amount of the loans is reduced through the use of a provision account and the loss is taken to the profit and loss account. If a loan is not collectible, it is written off from the related provision for losses on loans. Any amounts subsequently collected are included under the item 'Value adjustments' in the profit and loss account.

2.18 Intangible assets

2.18.1 Goodwill

Goodwill is the amount by which the acquisition price paid for a subsidiary or associate exceeds the fair value on the acquisition date of Rabobank's share of the net assets and the contingent liabilities of the entity acquired. Impairment tests are performed annually or – if indications so dictate – more frequently to determine whether impairment has occurred.

2.18.2 Software development costs

Costs related to the development or maintenance of software are recognised as an expense at the time they are incurred. Costs directly incurred in connection with identifiable and unique software products over which Rabobank has control and that will probably provide economic benefits exceeding the costs for longer than a year are recognised as intangible assets. Direct costs include the employee expenses of the software development team and an appropriate portion of the relevant overhead.

Expenditures that improve the performance of software compared with their original specifications are added to the original cost of the software. Software development costs are recognised as assets and amortised on a straight-line basis over a period not exceeding five years.

2.18.3 Insurance contracts acquired as part of a business combination or upon portfolio transfer and other intangible assets

The fair value (present value of the expected future cash flows) of contractual insurance rights and obligations are capitalised as intangible assets and amortised over the term of the contract, which is generally between two and five years. The other intangible assets are amortised over their useful lives.

Each year, Rabobank performs an impairment test based on expected future cash flows. An impairment loss is recognised if the expected future profits do not justify the carrying amount of the asset.

2.18.4 Impairment losses on goodwill

Each year at year-end goodwill is tested for impairment by comparing the recoverable amount of cash-flow generating units with their carrying amount. The higher of value in use on the one hand and fair value less selling costs on the other determines the recoverable amount. The definition of cash-flow generating units depend on the type of company acquired. At the moment, Rabobank defines all cash-flow generating units as (legal) entities.

The recoverable amount of a cash-flow generating unit is arrived at by determining the present value of the expected future cash flows of the cash-flow generating unit in question. The major assumptions used in the cash flow model depend on the input data which reflect different financial and economic variables, such as the risk-free interest rate in a country and a premium reflecting the inherent risk of the entity concerned. The variables are determined subject to review by management.

2.18.5 Impairment losses on intangible assets

At each balance sheet date, Rabobank assesses whether there are indications of impairment of other intangible assets. If such indications exist, impairment testing is carried out to determine whether the carrying amount of the other intangible assets is fully recoverable. An impairment loss is recognised if the carrying amount exceeds the recoverable amount. Goodwill and software under development are tested for impairment each year at the balance sheet date or more frequently if indications of impairment exist.

2.19 Property and equipment

Equipment (for own use) is recognised at historical cost net of accumulated depreciation and impairments if applicable.

Property (for own use) represents mainly offices and is also recognised at cost less accumulated depreciation and impairments if applicable.

Straight-line deprecation is applied to these assets in accordance with the schedule below.
Each asset is depreciated to its residual value over its estimated useful life:

- Land	Not depreciated
- Buildings	25 – 40 years
Equipment, including	
- Computer equipment	1 – 5 years
- Other equipment and vehicles	3 – 8 years

Each year, Rabobank assesses whether there are indications of impairment of property and equipment. If the carrying amount of an asset exceeds its estimated recoverable amount, the carrying amount is written down immediately to the recoverable amount. Gains and losses on the disposal of items of property and equipment are determined in proportion to their carrying amounts and taken into account when determining the operating result. Repair and maintenance work is charged to profit and loss at the time the relevant costs are incurred. Expenditures on extending or increasing the benefits from land and buildings compared with their original benefits are capitalised and subsequently depreciated.

2.20 Investment properties

Investment properties, mainly office buildings, are held for their long-term rental income and are not used by Rabobank or its subsidiaries. Investment properties are recognised as long-term investments and included in the balance sheet at cost, net of accumulated depreciation and impairment.

Investment properties are depreciated in accordance with the terms of the underlying lease contracts.

2.21 Work in progress

Work in progress is included in 'other assets' in the balance sheet. Work in progress relates to commercial real estate projects as well as sold and unsold housing projects under construction or planned and is carried at cost plus allocated interest, net of provisions as necessary. Instalments invoiced to buyers and customers are deducted from work in progress. If the balance for a project is negative (the amount of the invoiced instalments exceeds the capitalised costs), the balance of that project is reclassified as 'Other liabilities'.

Gains and losses are recognised based on the percentage of completion method.

2.22 Leasing

2.22.1 Rabobank as lessee

Leases relating to property and equipment under which virtually all risks and benefits of ownership are transferred to Rabobank are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased assets or at the present value of the minimum lease payments if the present value is lower. Lease payments are apportioned between the lease liability and the finance charges, so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding lease liabilities are included under 'Other loans', after deduction of finance charges. The interest components of the finance charges are recognised in profit and loss over the term of the lease. An item of property and equipment acquired under a lease agreement is depreciated over the useful life of the asset or, if shorter, the term of the lease.

Leases under which a considerable portion of the risks and benefits of ownership of the assets is retained by the lessor are classified as operating leases. Operating lease payments (less any discounts given by the lessor) are charged to profit and loss on a straight-line basis over the term of the lease.

2.22.2 Rabobank as lessor

Finance leases

If assets are leased under a finance lease, the present value of the lease payments is recognised as a receivable under 'Due from other banks' or 'Loans to customers'. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised as interest income over the term of the lease using the net investment method, which results in a constant rate of return on the investment.

Operating leases

Assets leased under operating leases are included in the balance sheet under 'Property and equipment'. The assets are depreciated over their expected useful lives in line with those of comparable items of property and equipment. Rental income (less discounts granted to lessees) is recognised under 'Other income' on a straight-line basis over the term of the lease.

2.23 Provisions

Provisions are recognised if Rabobank has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and if a reliable estimate can be made of the amount of the obligation. If Rabobank expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only if the reimbursement is virtually certain. The provisions are carried at the discounted value of the expected future cash flows.

2.23.1 Restructuring

Restructuring provisions comprise penalties for premature termination of leases, payments under redundancy schemes and other costs directly attributable to restructuring programmes. The costs are recognised in the period in which a legal or constructive obligation arises for Rabobank and a detailed redundancy scheme is in place. No provisions are formed in advance for costs relating to continuing operations of Rabobank.

2.23.2 Leave and long-term employment

Leave entitlements of employees and leave relating to long-term employment are recognised at the time they are granted. A provision is formed for the estimated obligation for annual leave and leave relating to long-term service of employees, with the balance sheet date as reference point.

2.23.3 Legal issue

Legal issues provisions are formed for the amounts estimated at the balance sheet date.

2.24 Employee benefits

Rabobank provides various pension plans based on the local conditions and practices of the countries in which it operates. In general, the plans are financed by payments to insurance companies or trustee administered funds. The payments are calculated actuarially at regular intervals. A defined benefit plan is one that incorporates a promise to pay an amount of pension benefit, which is usually based on several factors such as age, number of years in service and remuneration. A defined contribution plan is one under which Rabobank pays fixed contributions to a separate entity (a pension fund) and acquires no legal or constructive obligation if the fund has insufficient assets to pay all the benefits to employee-members of the plan in respect of service in current and past periods.

2.24.1 Pension obligations

The defined benefit liability is the present value of the defined benefit obligation at the balance sheet date, including adjustments for actuarial gains and losses and past service costs not yet recognised, reduced by the fair value of the fund. The defined benefit obligation is calculated by independent actuaries each year using the projected unit credit method. The present value of the defined benefit obligation is calculated by discounting the estimated future cash outflows at rates of interest on prime corporate bonds with terms approximating those of the related obligations. Most of the pension plans are career average pension plans and the net costs after deduction of employees' contributions are included under 'Staff costs'. Actuarial gains or losses from adjustments to actual developments and modified actuarial assumptions are recognised using the corridor method. Insofar as unrecognised cumulative actuarial gains or losses exceed 10% of the higher of the present value of the gross obligation under the defined benefit plan or the fair value of the fund, such excess is taken to profit or loss, spread over two years.

2.24.2 Defined contribution plans

Under defined contribution plans, Rabobank pays contributions to publicly or privately managed insured pension plans on a compulsory, contractual or voluntary basis. Once the contributions have been made, Rabobank has no further payment obligations. The regular contributions are net period costs for the year in which they are due and are included on this basis under 'Staff costs'.

2.24.3 Other post-employment obligations

Some Rabobank units provide other post-employment benefits. To become eligible for such benefits, the usual requirement is that the employee remains in service until retirement and has been with the company a minimum number of years. The expected costs of these benefits are accrued over the years of service, based on a system similar to that for defined benefit plans. The obligations are valued each year by independent actuaries.

2.25 Tax

Tax receivables and payables and deferred tax assets and liabilities are set off if they relate to the same tax group and the same taxation authority. They are also set off if a legally enforceable right exists to set off tax items and simultaneous treatment or settlement is expected.

Provisions are formed in full for deferred tax liabilities, using the liability method, arising from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The main temporary differences relate to the depreciation of property and equipment, the revaluation of certain financial assets and liabilities, including derivative financial instruments, provisions for pensions and other post-employment benefits, provisions for losses on loans and other impairment and tax losses, and, in connection with business combinations, the fair values of the net assets acquired and their tax bases. Deferred income tax assets and liabilities are measured at the tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available, against which the temporary differences can be utilised.

Provisions are formed in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, unless the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Taxation on profit is calculated in accordance with the tax legislation of the relevant jurisdiction and recognised in the period in which the profit is realised. The tax effects of the carry-forward of unused tax losses are recognised as an asset if it is probable that future taxable profits will be available against which the losses can be utilised.

Deferred tax assets or deferred tax liabilities are included for the revaluation of available-for-sale financial assets and cash flow hedges that are charged or taken to equity and recognised in profit and loss upon realisation together with the respective gain or loss.

2.26 Due to other banks, due to customers and debt securities in issue

These borrowings are initially recognised at cost, i.e. the proceeds received less directly attributable and non-recurring transaction costs. Loans are subsequently included at amortised cost. Any difference between the net proceeds and the redemption amount is recognised over the term of the loan, using the effective interest method.

If Rabobank repurchases one of its own debt instruments, it is derecognised, with the difference between the carrying amount of a liability and the consideration paid being recognised as income or expense.

2.27 Rabobank Member Certificates

These are the certificates for shares in the capital of Rabobank Ledencertificaten N.V., Rabobank Ledencertificaten II N.V. and Rabobank Ledencertificaten III N.V. respectively issued in 2000, 2001, 2002 and 2005. On 30 December 2008, the merger between RLC (as the recipient company), RLC I and RLC II became effective ('the Merger'). Following the Merger, RLC (known after the Merger as: Rabobank Ledencertificaten N.V.) acquired all the capital of RLC I and RLC II by universal title and RLC I and RLC II ceased to exist.

Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated profit and loss account of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised under 'Equity' in proportion to the number of certificates held by members and employees. As a result, distributions are accounted for in the profit appropriation.

2.28 Trust Preferred Securities and Capital Securities

Trust Preferred Securities, which pay a non-discretionary dividend and are redeemable on a specific date or at the option of the holder, are classified as financial liabilities and included under 'Other loans'. The dividends on these preferred securities are recognised in profit and loss as interest expense based on amortised cost using the effective interest method.

The remaining Trust Preferred Securities and Capital Securities are recognised as 'Equity', as there is no formal obligation to repay the principal or to pay the dividend.

2.29 Financial guarantees

Financial guarantees are initially measured at fair value and subsequently at the higher of two amounts, i.e. the amount Rabobank would reasonably have to pay at the balance sheet date to settle the obligation or transfer it to a third party and the initial carrying amount less amortisation.

2.30 Bills

Bills represent commitments by Rabobank to redeem bills issued to clients. Rabobank expects to redeem most bills at the time clients receive payment. Bills are recognised as off-balance-sheet transactions and disclosed as contingent liabilities and obligations.

2.31 Segment information

A segment is a distinguishable component of Rabobank that engages in providing products or services and is subject to risks and returns that are different from those of other segments. A segment in which most of the revenue is generated by sales to external clients, and the revenue, profit or assets account for 10% or more of all segments in aggregate is reported separately. Rabobank's primary segment reporting format is by business segment; the secondary format is by geographical segment.

2.32 Cash flow statement

Cash and cash equivalents comprises cash resources, money market deposits and deposits at central banks. The cash flow statement is prepared in accordance with the indirect method of calculation and provides details of the source of the cash and cash equivalents that became available during the year as well as their application during the year. Operating profit before taxation in the net cash flow from operating activities is adjusted for items in the profit and loss account and movements in balance sheet items which do not actually generate cash flows during the year.

The cash flows from operating, investing and financing activities are stated separately. Movements in loans and receivables and interbank deposits are accounted for under cash flows from operating activities. Investing activities relate to acquisitions and disposals and repayments on financial investments, as well as the acquisition and disposal of subsidiaries and property and equipment. The proceeds from the issue of and payments on Member Certificates and subordinated loans qualify as financing activities. Movements on account of currency translation differences are eliminated, as are the consolidation effects of acquisitions of associates.

3 Solvency

The new 'Basel II' capital accord became effective for Rabobank Group as from 1 January 2008, meaning that the Tier I and BIS ratios are calculated on the basis of said accord.

The main capital ratio requirements set by De Nederlandsche Bank (the Dutch Central Bank) are derived from the capital adequacy guidelines of the European Union and the Basel Committee on Banking Supervision. These ratios compare a bank's qualifying capital (Tier I and Tier II) and core capital (Tier I) with the total risk-weighted assets and off-balance-sheet items and with the market risk exposure of the trading portfolios. The minimum requirements for qualifying capital and core capital as a percentage of risk-weighted assets are 8% and 4% respectively.

The table below shows the capital available to Rabobank and the minimum capital required by the regulatory authorities.

With the market risk approach, the general market risk is hedged, as well as the risk of open positions in foreign currencies, debt and own equity instruments. Assets are weighted according to broad categories of notional risk, the weightings reflecting the deemed capital required to back the assets. Four risk weightings are used: 0%, 20%, 50% and 100%. For example, cash and money market instruments are assigned a weighting of 0%, which means that no capital is required to back the holding of these assets. Items of property and equipment are assigned a weighting of 100%, which means that capital equal to 8% of their carrying amount has to be held to back them.

Off-balance-sheet liabilities relating to loans, forward contracts, forwards and options based on derivative financial instruments have various categories of conversion factors applied to them in order to disclose these items at their balance sheet equivalents. These equivalent amounts are then also assigned risk weightings.

Rabobank's ratios

In millions of euros	2008	2007
Tier I and qualifying capital can be broken down as follows:		
Retained earnings (note 29)	21,304	19,157
Rabobank Member Certificates (note 30)	6,236	6,233
Trust Preferred Securities III to VI (note 31)	1,697	1,789
Trust Preferred Securities II (note 27)	1,257	1,189
Capital Securities (note 31)	1,813	990
	32,307	29,358
Part of minority interest treated as qualifying capital	1,461	1,703
Deductions	(3,410)	(2,543)
Tier I capital	30,358	28,518
Part of reserves treated as qualifying capital	178	970
Deductions	(501)	(1,329)
Part of subordinated debt treated as qualifying capital	877	1,031
Qualifying capital	30,912	29,190
Risk-weighted assets	238,080	266,573
Ratios		
Core capital (tier I-ratio)	12.7%	10.7%
Qualifying capital (BIS-ratio)	13.0%	10.9%

The 2007 ratios are based on the Basel I capital accord.

4 Risk exposure of financial instruments

4.1 Risk governance

Rabobank Group manages risks at various levels. At the highest level, the Executive Board determines the risk strategy it will pursue, the policy framework as well as the limits, under the supervision of the Supervisory Board and on the recommendation of the Balance Sheet and Risk Management Committee Rabobank Group and the Credit Management Committee Rabobank Group. The Supervisory Board regularly assesses the risks attached to the activities and portfolio of the Rabobank Group. The Chief Financial Officer, who is also a member of the Executive Board, is responsible for the implementation of the risk management policy within the Rabobank Group. Responsibility for the risk policy within Rabobank Group is spread across two directorates. Group Risk Management is in charge of the policies for interest, market, liquidity, currency and operational risks as well as for the policy for credit risks at portfolio level. Credit Risk Management is responsible for the credit risk acceptance policy at item level. Furthermore, risk management is practiced within the business units as well, where independent risk control departments manage the risks relevant for those units.

4.2 Strategy for the use of financial instruments

Rabobank's activities are inherently related to the use of financial instruments, including derivative financial instruments. Rabobank accepts deposits from clients at fixed and variable rates of interest for a variety of terms and aims to earn above average interest margins on these deposits by investing them in high-quality assets. Rabobank also aims to increase these margins by consolidating short funds and loans for longer terms at higher interest rates, at the same time keeping sufficient liquid resources to meet all payments that might become due.

A further objective of Rabobank is to increase its interest rate margins by obtaining above-average margins, after deduction of provisions, and by granting loans to commercial and retail borrowers with various credit ratings. These risks apply not only to loans recognised in the balance sheet; Rabobank also gives guarantees such as letters of credit and performance and other guarantee documents.

Rabobank also trades in financial instruments when it takes positions in tradable and unlisted instruments (OTCs), including derivative financial instruments, in order to profit from short-term movements on the share and bond markets and in exchange rates, interest rates and commodity prices.

4.3 Interest rate risk

On account of its activities Rabobank is exposed to interest rate risk in its core business. Interest rate risk in a financial market environment is part of market risk. Interest rate risk is the risk that the bank's financial result and/or economic value may decline due to unfavourable developments in the money and capital markets. This risk may arise due to an interest rate mismatch between assets and liabilities (mismatch risk), due to interest-related options embedded in products that could affect cash flows (option risk), due to possible changes in the yield curve (yield curve risk) and due to changes in the relationship between various yield curves (basis risk). Any interest rate risk run by customers due to the fact that their payment obligations increase as a result of higher interest rates does not affect Rabobank's interest rate risk position. Any resulting negative effects qualify as credit risk.

Accepting a certain level of interest rate risk is inherent in the business of banking and can be a major source of results and value creation. Each year, the Executive Board, under the supervision of the Supervisory Board, determines the risk appetite and corresponding limits. Reports on the current interest rate risk position are submitted to the respective risk management committees on a monthly basis. The various treasury departments within the group entities are responsible for the daily monitoring activities. Furthermore, reports are provided to the supervisory authority, the Dutch Central Bank, each quarter.

Interest rate risk is not only measured on the basis contract terms; the bank's internal interest rate risk model also takes client behaviour into consideration. For instance, premature mortgage repayments are taken into account and balance sheet items without a term stipulated by contract, such as savings and current account balances, are modelled based on what is known as the replicating portfolio method. Portfolios of money market and capital market instruments are selected that most replicate the behaviour of these items.

Gap analyses, duration determination and simulation are used to determine the interest rate risk. Both the income-at-risk and equity-at-risk are subject to restrictions. Another major risk indicator is the basis point value. The basis point value (BPV) is the absolute loss in market value of equity that arises in the event of a parallel increase of the entire interest rate curve by 1 basis point. During the year under review, the BPV never exceeded 25. The IFRS equity deviates from the market value of equity used for the purpose of analysing the impact of interest rate changes on the market value of equity. Since a substantial number of balance sheet items is not subject to value changes in terms of IFRS as a consequence of interest rate changes, any effects will be restricted mostly to effects on the interest rate result (see below).

4.3.1 Income at risk

The table below sets out the basis point sensitivity of the interest rate result (interest income less interest expense, before tax) for the next two years based on a level balance sheet structure and no management intervention. The impacts in the first and second year are listed separately and are based on the assumption that the interest rate will show an even and parallel increase/decline by 200 basis points during the first 12 months and remain at the same level in months 13 through 24. The simulation of the possible interest income is based on an interest rate risk model developed in-house, whereby certain assumptions are made in respect of interest rate sensitivity of products whose interest rates are not directly linked to a certain money or capital market rate, such as savings of private customers. A smaller increase or decrease will have a proportionally similar effect. Said impact on interest income is reflected in IFRS equity through profit and loss and is very small.

Income at risk

	31 Dec 2008		31 Dec 2007	
In millions of euros	200 bp increase	200 bp decline	200 bp increase	200 bp decline
1-12 months	35	(54)	(26)	22
13-24 months	(87)	36	(46)	78

4.3.2 Equity at risk

The table below shows the sensitivity of the economic value of equity to interest rate changes, with the economic value of equity being defined as the present value of the assets less the present value of the liabilities plus the present value of the position held in derivative financial instruments, based on the assumption that the yield curve increases and declines by 200 basis points at once. The percentages in the table represent the deviation from the current present value of equity.

Equity at risk

	31 Dec 2008		31 Dec 2007	
In %	200 bp increase	200 bp decline	200 bp increase	200 bp decline
Economic value of equity	-11%	+11%	-12%	+14%

The aforementioned methods are supported by various scenario analyses. The results of these scenario analyses are important for integral interest rate risk management purposes and are included in reports to senior management.

4.4 Credit risk

Credit risk is the risk that a counterparty is unable to meet a financial or other contractual obligation vis-à-vis the bank. Credit risk is inherent to granting loans. Positions in tradable assets such as bonds and shares are also subject to credit risk. Please refer to paragraph 4.10 for the implications of the financial crisis for the credit risk.

Rabobank restricts its credit risk exposure by setting limits for loans to an individual counterparty, or a group of counterparties, as well as for loans to countries. The four-eyes principle is a key factor when granting loans. A multi-level committee structure is in place to make decisions on major loan applications, with the competent committee being chosen based on the size of the loan. Decisions on the largest loans are made directly by the executive board.

The credit risk exposure relating to each individual borrower is further restricted by the use of sub-limits to hedge amounts at risk, not all of which are disclosed in the balance sheet, and the use of daily delivery risk limits for trading items such as forward currency contracts. Most actual risks are assessed daily against the limits.

Once a loan has been granted, it is continually subject to credit management as part of which new information – financial and other – is reviewed. Credit limits are adjusted where necessary. Rabobank obtains collateral or guarantees for the majority of the loans.

The new 'Basel II' capital accord has become effective for Rabobank Group as from 1 January 2008. The Dutch Central Bank has granted Rabobank Group permission to determine the Basel II equity requirements in accordance with the most advanced methods, i.e. the Advanced Internal Ratings Based approach. For this purpose, Rabobank Group has developed its own risk models over the past few years.

4.4.1 Maximum credit risk

The table below sets out the maximum credit risk to which Rabobank is subject at the balance sheet date in respect of the various categories, without taking into account any collateral or other measures for restricting credit risk.

In some cases the amounts below deviate from the carrying amounts, since the outstanding equity instruments are not included in the maximum credit risk. The amounts are based on fair value and represent the current credit risk and could deviate from the maximum credit risk in the future as a result of changes in parameters.

Maximum gross credit risk

In millions of euros	2008	2007
Cash and cash equivalents	7,105	2,129
Due from other banks	33,776	43,218
Trading financial assets	9,386	22,006
Other financial assets at fair value through profit and loss	7,021	11,437
Derivative financial instruments	66,759	26,089
Loans to customers	426,283	372,968
Available-for-sale financial assets	30,671	49,076
Held-to-maturity financial assets	497	859
Other assets (incl. current tax assets)	10,853	11,578
Total	592,351	539,360
Credit related and contingent liabilities	42,651	47,738
Total	635,002	587,098

4.4.2 Loans

Apart from due from other banks (34 billion, or 6% of total assets), Rabobank's only significant risk concentration is in the private sector lending; these loans to private customers account for 47% of all loans to customers. These loans have a very low risk profile as evidenced by the actual losses incurred in previous years. The proportion of the total loan portfolio attributable to the food & agri sector was 17% in 2008. The proportion of the total loan portfolio attributable to trade, industry and services was 36% at year-end 2008. Loans to trade, industry and services and loans to the food & agri sector are both spread over a wide range of industries in many different countries. None of these shares represents more than 10% of the total client loan portfolio.

In millions of euros	2008		2007	
Total loans to customers	426,283		372,968	
Of which : to government clients	8,848		5,095	
securities transactions due from private sector lending	3,812		14,422	
interest rate hedges (hedge accounting)	5,003		(2,522)	
Private sector lending	408,620		355,973	
This can be broken down geographically as follows:				
The Netherlands	298,172	73%	269,964	76%
Other countries in the EU zone	43,228	11%	31,122	9%
North America	40,415	10%	30,207	9%
Latin America	7,372	2%	6,604	2%
Asia	5,803	1%	4,872	1%
Australia	12,830	3%	12,370	3%
Other countries	800	0%	834	0%
Total	408,620	100%	355,973	100%
Risk spread in the loan portfolio can be broken down by business segment as follows:				
Private individuals	193,958	47%	180,146	50%
Trade, industry and services	146,336	36%	116,423	33%
Food & agri	68,326	17%	59,404	17%
Total	408,620	100%	355,973	100%

4.4.3 Derivative financial instruments

Rabobank sets strict limits for open positions, in amounts as well as in terms. If ISDA (International Swaps and Derivatives Association) standards apply or a master agreement including equivalent terms has been concluded with the counterparty and if the jurisdiction of the counterparty permits setting off, the net open position is monitored. The amount exposed to credit risk is limited in each case to the fair value of the transactions plus an uplift for potential future risks. This credit risk is managed as part of the general lending limits for clients. Substantial amounts of security or other guarantees are given for Rabobank's credit risk exposures in relation to these transactions.

The credit risk exposure represents the current fair value of all open derivative contracts showing a positive market value, taking into account master netting agreements enforceable by law.

4.4.4 Credit risk management methods

Rabobank's credit risk exposure is restricted in part by obtaining collateral where necessary.

The amount and nature of the collateral required depends partly on the assessment of the credit risk of the loan to the counterparty. Rabobank follows guidelines for the purpose of accepting and valuing different types of collateral. The major types of collateral are:

- Residential mortgage collateral, mainly for the retail portfolio;
- Mortgage collateral on property, inventories and receivables, mainly for business loans;
- Cash and securities, mainly for securities lending activities and reverse repurchase transactions.

The bank also uses credit derivative financial instruments to manage credit risks. Management monitors the market value of collateral obtained and requests additional collateral, if necessary.

Rabobank further limits its exposure to credit risk by entering into master netting arrangements with counterparties for a significant volume of transactions. In general, master netting arrangements do not lead to the setting off of assets and liabilities included in the balance sheet as transactions are usually settled gross. The credit risk relating to favourable contracts is limited by master netting arrangements, however, to the extent that, if an event or cancellation occurs, all amounts involving the counterparty are frozen and settled net. Taking netting arrangements into account, the total fair value of the derivative contracts portfolio is a positive amount of 22,350 (2007: 9,052).

The total credit risk exposure of Rabobank from derivative financial instruments to which netting arrangements apply is highly sensitive to the closing of new transactions, lapsing of existing transactions and fluctuations in market interest and exchange rates.

4.4.5 *Off balance sheet financial instruments*

The guarantees and stand-by letters of credit which Rabobank provides to third parties in the event a client cannot fulfil its obligations vis-à-vis these third parties, are exposed to credit risk. Documentary and commercial letters of credit and written undertakings by Rabobank on behalf of clients authorise third parties to draw bills against Rabobank up to a preset amount subject to specific conditions.
These transactions are backed by the delivery of the underlying goods to which they relate. Accordingly, the risk exposure of such an instrument is less than that of a direct loan.

Obligations to grant loans at specific rates of interest during a fixed period of time are recognised under credit granting liabilities and accounted for as such unless these commitments do not extend beyond the period expected to be needed to perform appropriate underwriting, in which case they are considered to be transactions conforming to standard market conventions. Rabobank is exposed to credit risk when it promises to grant lending facilities. The size of such losses is less than the total of the unused commitments, as most promises to grant credit facilities are made subject to the clients meeting certain conditions that apply to loans. Rabobank monitors the term to expiry of credit promises, as long-term commitments are generally associated with a higher risk than short-term commitments.

4.4.6 *Credit quality of financial assets*

In its financing approval process, Rabobank Group uses the Rabobank Risk Rating, which reflects the counterparty's probability of default (PD) over a one-year period. The table below sets out the credit quality (after deduction of the provision for doubtful debts) of the loan-related balance sheet items.

Credit quality of financial assets

In millions of euros	(Virtually) no risk	Adequate to good	Vulnerable	Impaired	Total
At 31 December 2008					
Due from other banks	30,857	2,885	22	12	33,776
Loans to customers					
Loans to government clients	7,810	1,034	-	4	8,848
Loans to private clients:					
- overdrafts	2,313	12,092	210	109	14,724
- mortgages	60,596	212,413	2,527	463	275,999
- leases	1,781	15,936	1,316	400	19,433
- receivables relating to securities transactions	1,180	2,631	-	-	3,811
- other	28,972	69,344	2,309	2,843	103,468
Total	133,509	316,335	6,384	3,831	460,059
At 31 December 2007					
Due from other banks	40,363	2,840	5	10	43,218
Loans to customers					
Loans to government clients	4,583	502	5	5	5,095
Loans to private clients:					
- overdrafts	1,549	7,832	525	17	9,923
- mortgages	51,515	189,191	2,429	349	243,484
- leases	1,353	14,244	1,205	294	17,096
- receivables relating to securities transactions	9,606	4,816	-	-	14,422
- other	17,617	61,687	2,531	1,113	82,948
Total	126,586	281,112	6,700	1,788	416,186

In view of its relationship-driven banking approach, Rabobank will try to avoid payment default on the part of the customer through proper credit risk management, periodic consultations with its customers and timely measures. If a customer defaults despite these efforts, Rabobank will attempt to restructure the loan as opposed to recovering the collateral provided that it sees scope for continuity. Consequently, the payment agreements may be extended, new loan conditions agreed or additional cover secured. Once there is renewed scope of continuity the loan will no longer be recognised as impaired. Management continuously reviews the renegotiated loans to ascertain that all criteria were met and the future cash flows will materialise as planned.

The table below gives an age analysis of financial assets expired (overdue) but unimpaired.

Age analysis

In millions of euros	< 30 days	30 to 60 days	61 to 90 days	> 90 days	Total
At 31 December 2008					
Due from other banks	22	-	-	-	22
Loans to customers					
Loans to government clients	-	-	-	-	-
Loans to private clients:					
- overdrafts	148	39	23	-	210
- mortgages	1,443	650	275	159	2,527
- leases	936	220	160	-	1,316
- receivables relating to securities transactions	-	-	-	-	-
- other	1,210	554	341	204	2,309
Total	3,759	1,463	799	363	6,384
At 31 December 2007					
Due from other banks	5	-	-	-	5
Loans to customers					
Loans to government clients	-	5	-	-	5
Loans to private clients:					
- overdrafts	451	37	37	-	525
- mortgages	1,814	349	163	103	2,429
- leases	896	183	124	2	1,205
- receivables relating to securities transactions	-	-	-	-	-
- other	1,792	303	146	290	2,531
Total	4,958	877	470	395	6,700

The fair value of the security received by the bank for assets expired but unimpaired is 4,307 (2007: 4,315).

4.5 Currency risk

Rabobank is exposed to exchange rate fluctuations impacting the financial position and cash flows. Just as with other market risks, the currency risk exposure of the trading books is managed using value-at-risk (VaR) limits set by the Executive Board. This risk is monitored on a daily basis. The policy aims to prevent open positions whenever possible. The non-trading books are only exposed to the translation risk on capital invested in foreign activities and on issues of hybrid equity instruments not denominated in euros. To monitor and manage translation risk, Rabobank follows a policy of protecting equity against exchange rate fluctuations.

4.6 Liquidity risk

Rabobank is exposed to liquidity risk, i.e. the risk that the bank is unable to meet all of its (re)payment obligations, as well as the risk that the bank is unable to fund increases in assets at reasonable prices or unable at all. This could happen if, for instance, clients or professional counterparties suddenly withdraw more funds than expected, which cannot be met by the bank's cash resources or by selling or pledging assets or by borrowing funds from third parties.

For a long time now, Rabobank has recognised liquidity risk as a major risk type. Rabobank's policy therefore is to match the term of funding with the term of loans granted. Long-term loans must be financed through stable retail funding, funds entrusted by customers or long-term funding by professional markets. The three pillars Rabobank Group applies to control this risk have proven beneficial in 2008. The first pillar strictly limits the maximum cash outflows within wholesale banking. Among other things, the expected cash outflows for the next thirty days are measured and reported on a daily basis. Limits were set for these cash outflows for all currencies and locations.
Detailed contingency plans with procedures were drawn up to face a possible crisis situation.

Through the second pillar, an ample buffer of tradable securities is maintained. Where necessary these assets can be allocated for pledging to central banks, for use in repo transactions or direct selling in the market to immediately generate liquidity. In 2008, various central banks eased the criteria for the collateral they accept. Over the past few years, the Rabobank Group has (internally) securitised a portion of its loan portfolio. As a result, it can be pledged to the central bank, thus serving as an additional liquidity buffer. Since these securitisations are internal and for liquidity purposes only, they are not reflected in the balance sheet for financial reporting purposes, although they do add to the available liquidity buffer.

The third pillar entails the restriction of liquidity risk through a prudent funding policy aimed at meeting the financing requirements of the group units at acceptable cost. Diversification of sources of funding and currencies, flexibility of the funding instruments applied and a hands-on investor relations approach are key factors. This prevents Rabobank from being overly dependent on a single source of funding.

Thanks in part to these three pillars the financial market turmoil has at no point led to any problems for the Rabobank Group.

Furthermore, scenario analyses are performed each month to simulate the possible consequences of a wide range of stress scenarios, distinguishing between scenarios specific for the market and scenarios specific for Rabobank. Monthly reports on the liquidity position of the Group as a whole are submitted to the Dutch Central Bank. These reports are prepared in accordance with the guidelines drawn up by this supervisory authority.

The table below shows Rabobank's non-discounted liabilities grouped by the liquidity period remaining between the balance sheet date and the earliest reasonable contract repayment date. The total amounts do not correspond exactly with the amounts in the consolidated balance sheet, since this table is entirely based on non-discounted cash flows, related to both principal and future interest payments.

The item 'derivative financial instruments and other trade liabilities' mostly comprises liabilities in the trading portfolio. The balance sheet item 'derivative financial instruments and other trade liabilities' has not been analysed on the basis of the contract repayment date since liabilities in the trading portfolio are typically held short-term. The assets or liabilities underlying of the trading and hedging derivative financial instruments may be long-term.

Contract repayment date

In millions of euros	On demand	Less than 3 months	3 months to 1 year	1-5 years	More than 5 years	No repayment date	Total
At 31 December 2008							
Liabilities							
Due to other banks	8,138	11,098	1,833	2,078	1,094	17	24,258
Due to customers	193,657	48,539	41,403	9,200	15,187	1,221	309,207
Debt securities in issue	2,892	47,444	24,871	46,994	26,636	-	148,837
Other debts (including current tax liabilities)	2,723	5,048	583	403	114	-	8,871
Other financial liabilities at fair value through profit and loss	9	341	3,768	7,443	18,760	23	30,344
Subordinated debt	-	7	2	1,319	1,119	2	2,449
Total financial liabilities	207,419	112,477	72,460	67,437	62,910	1,263	523,966
At 31 December 2007							
Liabilities							
Due to other banks	9,775	24,194	6,898	5,000	1,048	25	46,940
Due to customers	157,075	78,121	16,857	9,459	18,636	532	280,680
Debt securities in issue	3,139	53,668	13,590	53,203	29,019	-	152,619
Other debts (including current tax liabilities)	2,709	6,678	1,040	241	53	-	10,721
Other financial liabilities at fair value through profit and loss	-	635	2,409	9,438	21,777	-	34,259
Subordinated debt	-	1	66	48	2,549	3	2,667
Total financial liabilities	172,698	163,297	40,860	77,389	73,082	560	527,886

The table below shows Rabobank's assets and liabilities grouped by the period remaining between the balance sheet date and the contract repayment date. These amounts correspond with the balance sheet.

Contract repayment date

In millions of euros	Less than 1 year	More than 1 year	Total
At 31 December 2008			
Cash and cash equivalents	6,340	765	7,105
Due from other banks	27,659	6,117	33,776
Trading financial assets	1,965	9,611	11,576
Other financial assets at fair value through profit and loss	2,358	5,538	7,896
Derivative financial instruments	14,831	51,928	66,759
Loans to customers	70,783	355,500	426,283
Available-for-sale financial assets	4,985	26,680	31,665
Held-to-maturity financial assets	185	312	497
Other assets (incl. current tax assets)	5,316	5,537	10,853
Total financial assets	134,422	461,988	596,410

Contract repayment date

In millions of euros	Less than 1 year	More than 1 year	Total
At 31 December 2008			
Due to other banks	21,064	2,827	23,891
Due to customers	281,108	23,106	304,214
Debt securities in issue	72,055	63,724	135,779
Derivative financial instruments and other trade liabilities	24,009	53,221	77,230
Other debts (incl. current tax liabilities)	8,354	517	8,871
Other financial liabilities at fair value through profit and loss	4,016	20,781	24,797
Subordinated debt	7	2,152	2,159
Total financial liabilities	410,613	166,328	576,941
Net liquidity surplus/(deficit)	(276,191)	295,660	19,469
At 31 December 2007			
Total financial assets	160,975	393,533	554,508
Total financial liabilities	378,886	157,282	536,168
Net liquidity surplus/(deficit)	(217,911)	236,251	18,340

The above breakdown was compiled on the basis of contract information, without taking into account actual movements in balance sheet items. This is taken into account, however, for the day-to-day management of the liquidity risk. Customer savings are an example. By contract, they are payable on demand. However, experience has shown that this is a very stable source of financing at the long-term disposal of the bank. The regulations of the supervisory authority are also factored in. Based on the liquidity criteria of the Dutch Central Bank, Rabobank had a substantial liquidity surplus at 31 December 2008 and throughout 2008.

The liquidity requirements to meet payments under guarantees and stand-by letters of credit are considerably lower than the size of the liabilities, as Rabobank does not generally expect that third parties to such arrangements will draw funds. The total open position relating to contractual obligations to provide credit does not necessarily represent Rabobank's future cash resource needs, as many of these obligations will lapse or terminate without financing being required.

4.7 Market risk

Rabobank is exposed to market risk. A market risk arises on open positions in relation to interest rates, currency credit spreads and share-based products, all of which are affected by general and specific market movements. Rabobank employs a value-at-risk (VaR) method to estimate the market risk of positions it holds and the maximum expected losses. The method requires a number of assumptions to be made for various changes in market conditions. In order to estimate the risk under 'abnormal' market conditions as well, the effect of certain extreme events ('event risk') on the value of the portfolios is measured.

Each year, the Executive Board determines the risk appetite and corresponding VaR and event risk limits. These limits are converted into limits at book level and are monitored daily by the market risk management department. The risk position is reported to senior management on a daily basis and discussed in the various risks management committees each month. In addition to the VaR limits, a very extensive system of trading controls per book is in place. These controls include rotation risk, delta limits per bucket, nominal limits and the maximum number of contracts, thus limiting risks that may offset each other in the VaR system.

The internal VaR model forms an integral part of Rabobank's risk management framework; it has also been approved by the Dutch Central Bank and is also applied to determine the solvency requirement for market risk. Rabobank has opted to apply a VaR based on historical simulation for which one year's worth of historic data is used. The VaR is calculated over time horizons of both one day and ten days. For internal risk management purposes, Rabobank has opted for a confidence level of 97.5%. Furthermore, the VaR with a confidence level of 99% is also calculated on a daily basis.

The major benefit of a VaR model based on historical simulation is that no assumptions need to be made in terms of distribution of possible value changes of the various financial instruments. A drawback is that a certain period of historic market movements needs to be selected, which may affect the level of the calculated VaR. Further to the requirements of the supervisory authority and after internal research, Rabobank has opted for a historical period of one year.

The actual results are regularly assessed through back testing in order to determine the validity of the assumptions and parameters/factors applied when calculating the VaR.

In addition to the VaR model, Rabobank employs a stress testing programme, which measures the effect of extreme yet plausible events not taken into account in the regular VaR model. Not only hypothetical scenarios but also actual scenarios are extrapolated for this purpose, such as the stock market crash of 1987 and the credit market turbulence of 1998. Complementing the VaR model with the stress test results enables Rabobank to obtain a more accurate perspective on risk positions. All results generated by the stress testing programme were within the relevant limits.

The table below shows the composition of the VaR, divided into several components. A diversification benefit is obtained due to the fact that opposite positions in different books partially offset each other. Paragraph 4.3 'Interest rate risk' provides analyses of the interest rate risk within the core business. Compared to the previous year, the average VaR increased by more than 50% during the year, mainly owing to extreme volatility of the financial markets. By reducing positions, the VaR increase was less steep than could be assumed based on the market development.

VaR (1 day, 97.5%)

In millions of euros	Interest rate	Credit	Foreign currency	Shares	Diversification	Total
2008 – 31 December	28	34	1	2	(20)	45
2008 – average	31	35	-	4	NA	39
2008 – highest	49	44	1	11	NA	58
2008 – lowest	15	28	-	1	NA	31
2007 – 31 December	16	28	-	5	(18)	31
2007 – average	12	23	-	5	NA	26
2007 – highest	17	29	1	10	NA	32
2007 – lowest	7	18	-	2	NA	20

4.8 Operational risk

Operational risk is a risk category to which every single organisation is exposed. Over the past few years it has become increasingly clear that operational risks can result in severe losses, as shown by the Société Génerale case and the Madoff case in 2008.

Rabobank Group has opted to steer its operational risk management at group level from Group Risk Management. This section determines the policy as well as the frameworks for all entities within the group. Senior management of the individual group units is responsible for managing the specific operational risks, since the risks vary considerably per unit and need to be controlled as close to the source as possible. Group Risk Management subsequently ensures that the frameworks are observed and that the risks and risk control measures are transparent throughout the organisation.

In terms of the solvency requirement for operational risks, Rabobank applies a model that meets the demands of the Advanced Measurement Approach, which has been approved by the Dutch Central Bank.

This model takes into account realised losses and the possible consequences of certain scenarios. Rabobank Group adopts a conservative approach. Another factor taken into account when calculating the solvency requirement is the quality of risk control.

4.9 Fair value of financial assets and liabilities

The next table shows the fair values of financial instruments based on the stated valuation methods and assumptions. This table is included because not all financial instruments are disclosed at fair value in the financial statements. The fair value is the amount for which an asset could be exchanged or a liability settled between two knowledgeable and willing parties in an arm's length transaction.

Rabobank uses the market price as fair value if an active market exists (such as a stock market), as this is the best measure of the fair value of a financial instrument.

Market prices are not available for a large number of the financial assets and liabilities that Rabobank holds or issues. Hence, for financial instruments for which no market prices are available, the fair values shown in the table below have been estimated using the present value or the results of other estimation and valuation methods, based on the market conditions at the balance sheet date. The values produced using these methods are highly sensitive to the underlying assumptions used for the amounts as well as for the timing of future cash flows, discount rates and possible market illiquidity. The following methods and assumptions have been used.

Cash and cash equivalents. The fair value of cash and cash equivalents is assumed to be almost equal to their carrying amount. This assumption is also used for highly liquid investments and the current component of all other financial assets and liabilities.

Due from other banks. Due from other banks comprise interbank placings and items to be collected. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits is based on the present value of the cash flows, calculated using appropriate money market interest rates for debts with comparable credit risks and terms to maturity.

Financial assets and derivative financial instruments held for trading. Financial assets and derivative financial instruments held for trading are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

Other financial assets at fair value through profit and loss. These financial assets are carried at fair value based on quoted prices in active markets if available. If not, they are estimated from comparable assets on the market, or using valuation methods, including appropriate discounted cash-flow models and option valuation models.

Loans to customers. The fair value of issued loans is estimated from the present value of the cash flows, using current market rates for similar loans. For variable-interest loans that are reviewed regularly and do not vary significantly in terms of credit risk, the fair value is based on the carrying amount until maturity.

Available-for-sale financial assets and held-to-maturity financial assets. Available-for-sale financial assets and held-to-maturity financial assets are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from discounted cash-flow models and option valuation models.

Other financial assets. For almost all other financial assets, the carrying amount is a good approximation of the fair value.

Due to other banks. Due to other banks comprise interbank placings, items to be delivered and deposits. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits is based on the present value of the cash flows, calculated using ruling money market interest rates for debts with comparable credit risks and terms to maturity.

Trade liabilities. The fair value of trade liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from valuation models.

Other financial liabilities at fair value through profit and loss. The fair value of these liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

Due to customers. Due to customers include current accounts and deposits. The fair value of savings and current accounts that have no specific termination date is assumed to be the amount payable on demand at the balance sheet date, i.e. their carrying amount at that date. The fair value of the deposits is estimated from the present value of the cash flows, based on current bid rates of interest for similar arrangements with terms to maturity that match the items to be measured. The carrying amount of variable-interest deposits is a good approximation of their fair value at the balance sheet date.

Debt and other instruments issued by Rabobank. The fair value of these instruments is calculated using quoted market prices. For notes for which no quoted market prices are available, a discounted cash flow model is used, based on a current yield curve appropriate for the term to maturity.

	2008		2007	
In millions of euros	Carrying amount	Fair value	Carrying amount	Fair value
Assets				
Cash and cash equivalents	7,105	7,105	2,129	2,129
Due from other banks	33,776	33,803	43,218	43,311
Trading financial assets	11,576	11,576	29,179	29,179
Other financial assets at fair value through profit and loss	7,896	7,896	18,133	18,133
Derivative financial assets	66,759	66,759	26,089	26,089
Loans to customers	426,283	426,787	372,968	370,189
Available-for-sale financial assets	31,665	31,665	50,355	50,355
Held-to-maturity financial assets	497	501	859	931
Total assets	585,557	586,092	542,930	540,316
Liabilities				
Due to other banks	23,891	22,644	46,332	46,246
Due to customers	304,214	304,647	276,610	276,923
Debt securities in issue	135,779	135,328	141,812	142,018
Derivatives and other trade liabilities	77,230	77,230	31,097	31,097
Other financial liabilities at fair value through profit and loss	24,797	24,797	27,303	27,303
Subordinated debt	2,159	2,165	2,294	2,297
Total liabilities	568,070	566,811	525,448	525,884

The above-stated figures represent the best possible estimates by management, based on a range of methods and assumptions.

If a quoted market price is available, this is the best estimate of fair value. If no quoted market prices are available for fixed-term securities, equity instruments, derivative financial instruments and commodity instruments, Rabobank bases the fair value on the present value of the future cash flows, discounted at market rates corresponding to the credit ratings and terms to maturity of the investments. Also, a model-based price can be used to determine an appropriate fair value.

Rabobank's policy is to have all models used for valuing financial instruments validated by expert staff who are independent of the staff who determine the fair values of the financial instruments.

In determining market values or fair values, various factors have to be considered, such as the time value of money, volatility, underlying options, warrants and derivative financial instruments. Other factors are liquidity and the creditworthiness of the counterparty. The valuation process has been designed such that market prices that are available on a periodic basis are systematically used. This systematic valuation process has proved its worth during the credit market crisis of the second half of 2007. Modifications to assumptions might affect the fair value of held-for-sale and available-for-sale financial assets and liabilities.

The next table summarises the valuation methods used in determining the fair value of financial assets and liabilities except current financial instruments and receivables and payables arising in the normal course of business. Due to the relatively short time between their initial recognition and expected realisation, the carrying amounts of these items are a good approximation of their fair values. The breakdown is as follows:

- Category 1: Quoted market prices in an active market
- Category 2: Valuation methods based on assumptions fully supported by demonstrable market prices or rates in an active market
- Category 3: Valuation methods based on assumptions not or only partly supported by demonstrable market prices or rates in an active market

In millions of euros	Category 1	Category 2	Category 3	Total
At 31 December 2008				
Assets				
Trading financial assets	10,670	861	45	11,576
Other financial assets at fair value through profit and loss	6,654	869	373	7,896
Derivative financial assets	18,677	47,684	398	66,759
Available-for-sale financial assets	30,413	1,239	13	31,665
Liabilities				
Derivatives and other trade liabilities	15,448	61,782	-	77,230
Other financial liabilities at fair value through profit and loss	23,084	1,713	-	24,797
At 31 December 2007				
Assets				
Trading financial assets	24,358	4,821	-	29,179
Other financial assets at fair value through profit and loss	17,476	608	49	18,133
Derivative financial assets	2,093	23,996	-	26,089
Available-for-sale financial assets	37,997	12,333	25	50,355
Liabilities				
Derivatives and other trade liabilities	5,193	25,994	-	31,097
Other financial liabilities at fair value through profit and loss	2,493	24,810	-	27,303

If other reasonable assumptions are used for the valuation of financial instruments in accordance with the valuation method based on assumptions that are not substantiated by demonstrable market prices or rates, the potential effect is 174 (2007: 64). The unrealised amount of these financial instruments taken to the profit and loss account is 226.

The table below shows the movement in deferred profit of the financial instruments which were initially recognised at a value determined using a valuation technique based on data input not substantiated by market prices.

Provision Day 1 profit

In millions of euros	2008	2007
Opening balance	223	142
Amortisation	(42)	(36)
Movements	(85)	117
Closing balance	96	223

4.10 Implications of the financial crisis

The credit market crisis continued relentlessly in the first half of 2008, only to become even more severe in the second half of the year, affecting virtually all sectors of the financial markets as well as the broader economy. 2008 was the worst year in the history of the AEX and there are major concerns about the prospects for the global economy. Governments around the world intervened in the financial sector through nationalisations, capital injections and providing all sorts of guarantees. In addition to the effect on the real economy, the credit market crisis has also left its mark on the market prices of various financial assets. Even if there is no doubt about the creditworthiness of specific assets, prices are severely adversely affected by the general market sentiment and the fact that many markets are often still characterised by the sellers outnumbering the buyers. It has become obvious that there no longer is an active market for a portion of the financial assets at present, leading to an adjustment in accounting treatment. Since all financial assets must be recognised at fair value, the effect of the negative market sentiment is immediately expressed in the revaluation of these assets. The total negative revaluation of the portfolio of available-for-sale financial assets with debt instruments charged directly to equity in 2008 amounted to 407 after taxation.

Within Rabobank International, the Global Financial Markets activities showed mixed results; some incurred losses, while other activities can look back on a very successful year. Due in part to the persisting credit market crisis and corresponding expectations some changes were effected within Global Financial Markets in 2008, especially reducing the number of non-client related activities.

Asset-backed commercial paper conduits

During the first quarter of 2008, two Asset Backed Commercial Paper (ABCP) structures – collaterised investment vehicles – were phased out, due in part to the introduction of the new Basel II legislation to which Rabobank Group is subject as from 1 January 2008. Consequently, the outstanding ABCP decreased to 17.5 (2007: 23.0) billion at year-end 2008, largely for the financing of its own borrowings and amounts due to customers. These structures have been included in the consolidated balance sheet ever since the introduction of IFRS and are also taken into account in the bank's liquidity risk management.
The Commercial Paper Funding Facility – introduced by the US Federal Reserve to support the commercial paper market – was used to a limited extent in the fourth quarter.

Type	Programme	Launched	Amount outstanding (in EUR billion) 31-Dec-08	Underlying portfolio
Solvency management	Atlantis	1997	9.8	Own originated loans
	Neptune	1997	1.1	
Client facilitation	Erasmus	2000	2.5	Predominantly customer loans and receivables
	Nieuw Amsterdam	1999	2.7	
Securities arbitrage	Tempo	2007	1.4	AAA and AA Asset Backed Securities
Total			17.5	

Due to the fact that external financing possibilities for Structured Investment Vehicles – i.e. off-balance sheet investment vehicles – dried up, the remaining assets of SIV Tango that Rabobank managed were recognised in the balance sheet in the first quarter of 2008. As a consequence, this SIV is no longer active. After its recognition, the size of this portfolio decreased to 3.8 billion at year-end 2008 owing to foreign currency effects and sales. Rabobank no longer has any other investments in SIVs.

Structured credit exposure

Rabobank holds an ample portfolio of quickly realisable investments and/or investments eligible as collateral as an important liquidity risk management tool. These investments can be used to very quickly generate cash when necessary. Rabobank Group has a limited direct exposure to more structured investments. The size of this structured credit exposure is 9.4 billion, the bulk of which meets the highest standards and has an AAA rating. Since the US government took control of Freddie Mac and Fannie Mae in September these investments are no longer regarded as structured credit exposure.

Structured credit exposure at year-end 2008 in billions of euros	
Non-subprime RBMS	4.3
CDO/CLO and other corporate exposures	2.5
Commercial real estate	1.3
Other ABS	0.9
ABS CDO	0.3
US subprime	0.2



Structured credit exposure rating distribution at year-end 2008	
AAA	90%
AA	5%
A	1%
Below A	4%



The table below shows the classification of the structured credit exposures in the balance sheet.

Sector

In millions of euros at 31 December 2008	Available-for-sale financial assets	Loans	Trading financial assets and other financial assets at fair value	Total
ABS CDO	-	262	-	262
Other ABS	-	923	-	923
Commercial real estate	1	1,279	3	1,283
Non-subprime RMBS	71	4,196	11	4,278
CDO/CLO and other corporate exposures	745	1,703	51	2,499
US Subprime	24	128	6	158
Total	841	8,491	71	9,403

Structured credit exposures by rating category.

Sector

		Rating category			
In millions of euros at 31 December 2008	Exposure	AAA	AA	A	Lower than A
ABS CDO	262	52	186	-	24
Other ABS	923	923	-	-	-
Commercial real estate	1,283	1,173	23	2	85
Non-subprime RMBS	4,278	4,099	141	26	12
CDO/CLO and other corporate exposures	2,499	2,182	122	32	163
US Subprime	158	56	20	3	79
Total	9,403	8,485	492	63	363
		90%	5%	1%	4%

Structured credit exposure by region.

Sector

In millions of euros at 31 December 2008	Exposure	Western Europe	North America	Asia/Pacific	Africa/ Middle East
ABS CDO	262	190	60	-	12
Other ABS	923	42	863	18	-
Commercial real estate	1,283	1,200	72	11	-
Non-subprime RMBS	4,278	3,689	50	535	4
CDO/CLO and other corporate exposures	2,499	1,225	1,210	64	-
US Subprime	158	-	152	6	-
Total	9,403	6,346	2,407	634	16
		67%	26%	7%	0%

Due to the further deterioration of the US housing market a number of related investments were written down through profit and loss, including Residential Mortgage Backed Securities (RMBSs) and Collateralized Debt Obligations (CDOs). For the full year 2008 this concerns 418 after taxation. An additional provision of 152 after taxation was formed on account of liquidity facility partly covered by subprime-related assets.

Monoline insurers

In a number of cases, monoline insurers are the counterparties for credit default swaps hedging the credit risk of certain investments. In most cases, the principal reason these hedges are in place is for solvency purposes and not due to the credit quality of these investments. The further deterioration of the US mortgage market also depressed the creditworthiness of a number of these monoline insurers even more in 2008, which is reflected in lower ratings for these companies. A counterparty risk on account of these monoline insurers arises due to the fact that the value of credit default swaps with these counterparties increases because the fair value of the underlying investments drops or other insured investments may lead to a payment claim at these insurers. The next table provides details on this matter. A value adjustment of 245 after taxation was already made in the first half of 2008, followed by an additional value adjustment of 148 in the second half of the year. Both adjustments were recognised through profit and loss. Furthermore, a generic provision of 260 after taxation was formed, bringing the remaining counterparty risk to 1,729 at year-end 2008.

In millions of euros	Monoline insurer rating	Principal 31-Dec-08	Counterparty risk before value adjustments 31-Dec-08	Value adjustments charged to profit (before taxes) 2008	Counterparty risk after value adjustments 31-Dec-08
US RMBS-related	AAA / AA				
	A and lower	2,051	1,322	357	965
Non-US RMBS-related	AAA / AA	3,003	778	1	777
	A and lower	2,651	633	246	387
	Total	7,705	2,733	604	2,129
	Generic value adjustments			400	(400)
	Total value adjustments			1,004	1,729
	After tax			653	

Based on the positions at year-end 2008 as shown in the table above, a further downgrade of the monoline insurers with a current A rating and lower to CCC would have an impact of 355 after taxation. If the monoline insurers with a CCC rating were to default this would have an impact of 64 after taxation. This potential impact is largely absorbed by the generic provision already in place. The exposures referred to above only become real exposures to monoline insurers if the investments actually default and the insurance issued by the monoline insurer must be claimed. Actual losses are only incurred if both the investment and the relevant monoline insurer default.

Leveraged finance

Rabobank International's leveraged finance portfolio amounted to 3.4 (2007: 3.2) billion at year-end 2008. This varied portfolio comprises a large number of smaller positions, especially in Dutch and other Western European companies. The Leveraged Finance activities focus primarily on Rabobank clients and the food & agri sector.

4.11 Trust activities

Rabobank provides fiduciary, trustee, corporate accounting and asset management services, as well as advisory services to third parties, as part of which it has to make decisions on the allocation, purchase and sale of a wide variety of financial instruments. Assets held in connection with fiduciary activities are not disclosed in these financial statements. For some of the arrangements, Rabobank has agreed to achieve yield targets for the assets under its management. With these services, Rabobank could be exposed to the risk of being held liable for inadequate management or performance.

5 Business segments

The business segments Rabobank uses in its reporting are defined from a management viewpoint. This means they are the segments that are reviewed as part of Rabobank's strategic management and for the purpose of making business decisions and have different risks and returns.

Rabobank distinguishes five major business segments: Domestic retail banking, Wholesale and international retail banking, Asset management and investment, Leasing, and Real estate.

The 'domestic retail banking' business segment covers mainly the core activities of the local Rabobanks, Bizner and Obvion. Wholesale banking services are focused on the food and agri business, Telecom, Media & Internet and Trade & Commodity Finance. Rabobank's international retail activities are developed in the regions Europe, North and Latin America, Australia and New Zealand, as well as Asia. In addition, clients are served via four Internet banks. Rabobank's asset management core activities are administered by Robeco Group, Bank Sarasin and Schretlen & Co, and its leasing activities are covered by De Lage Landen. The real estate division, under its new name Rabo Vastgoedgroep, includes FGH Bank, Rabo Vastgoed and parts of Bouwfonds.

The other business activities of Rabobank comprise a variety of segments, none of which requires separate reporting.

Inter-segment transactions are conducted in accordance with normal commercial terms and market conditions.

No other material income or expense items arise between business segments. The assets and liabilities of a segment comprise operating assets and operating liabilities, in other words, a substantial part of the balance sheet, but excluding items relating to tax.

The accounting policies used for segment reporting are the same as those described in the section on the main accounting policies used in preparing the consolidated financial statements.

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other*	Total
For the year ended 31 December 2008							
External income	10,351	(4,474)	1,796	1,742	1,102	1,135	11,652
Income from other segments	(3,950)	6,471	(178)	(727)	(675)	(941)	-
Total income	6,401	1,997	1,618	1,015	427	194	11,652
Segment expense	4,243	2,494	1,055	714	394	(100)	8,800
Operating profit before tax	2,158	(497)	563	301	33	294	2,852
Income tax expense	541	(524)	125	66	9	(119)	98
Net profit for the year	1,617	27	438	235	24	413	2,754
Business unit assets	309,699	419,413	21,449	30,168	25,895	(197,959)	608,665
Investments in associates	14	304	76	25	6	3,030	3,455
Total assets	309,713	419,717	21,525	30,193	25,901	(194,929)	612,120
Business unit liabilities	290,303	476,519	19,201	27,695	24,839	(259,896)	578,661
Total liabilities	290,303	476,519	19,201	27,695	24,839	(259,896)	578,661
Additions to property and equipment	165	100	32	1,062	53	193	1,605
Depreciation and amortisation including amortisation of software	141	84	102	31	43	124	525
Value adjustments	199	786	42	118	-	44	1,189

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other*	Total
Value adjustments in loans to customers							
At 1 January	1,303	721	4	226	27	1	2,282
Additional impairment for credit losses	534	1,137	5	195	16	42	1,929
Reversal of impairment for credit losses	(323)	(387)	-	(55)	(15)	-	(780)
Defaulting loans written off during the year	(164)	(155)	(4)	(116)	(2)	-	(441)
Interest and other adjustments	48	99	-	(4)	(1)	(2)	140
Closing balance	1,398	1,415	5	246	25	41	3,130
Individual value adjustment (specific provision)	1,023	1,102	5	170	16	41	2,357
Collective value adjustment (collective provision)	117	127	-	23	-	-	267
General provision (IBNR)	258	186	-	53	9	-	506
	1,398	1,415	5	246	25	41	3,130

* Including elimination between segments for profit and loss account.

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other*	Total
For the year ended 31 December 2007							
External income	7,849	(1,882)	1,473	1,611	1,008	963	11,022
Income from other segments	(1,941)	3,871	6	(616)	(362)	(958)	-
Total income	5,908	1,989	1,479	995	646	5	11,022
Segment expense	3,980	1,731	992	694	437	95	7,929
Operating profit before tax	1,928	258	487	301	209	(90)	3,093
Income tax expense	495	(76)	125	67	55	(269)	397
Net profit for the year	1,433	334	362	234	154	179	2,696
Business unit assets	277,660	399,308	21,790	27,376	21,288	(181,489)	565,933
Investments in associates	15	607	34	17	59	3,826	4,558
Total assets	277,675	399,915	21,824	27,393	21,347	(177,663)	570,491
Business unit liabilities	260,493	390,380	19,586	25,073	20,295	(176,745)	539,082
Total liabilities	260,493	390,380	19,586	25,073	20,295	(176,745)	539,082
Additions to property and equipment	146	170	21	1,547	10	109	2,003
Depreciation and amortisation including amortisation of software	145	53	90	32	51	113	484
Value adjustments	145	16	1	100	2	2	266

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other*	Total
Value adjustments in loans to customers							
At 1 January	1,229	774	1	221	24	-	2,249
Additional value adjustment for credit losses	158	221	1	105	3	1	489
Reversal of value adjustment for credit losses	-	(185)	-	-	-	-	(185)
Defaulting loans written off during the year	(128)	(83)	-	(94)	-	-	(305)
Interest and other adjustments	44	(6)	2	(6)	-	-	34
Closing balance	1,303	721	4	226	27	1	2,282
Individual value adjustment (specific provision)	737	542	4	139	3	1	1,426
Collective value adjustment (collective provision)	158	38	-	27	-	-	223
General provision (IBNR)	408	141	-	60	24	-	633
	1,303	721	4	226	27	1	2,282

* Including elimination between segments for profit and loss account.

In millions of euros	Assets	Liabilities	Income from external clients	Additions to property and equipment and intangible assets	Contingent liabilities and obligations (including revocable commitments)
At 31 December 2008					
The Netherlands	430,792	434,275	7,853	1,341	57,479
Other countries in the EU zone	29,337	9,160	1,692	50	2,984
Rest of Europe (excl. EU zone)	60,935	46,644	15	415	9,573
North America	52,562	65,991	918	18	9,507
Latin America	7,545	2,731	404	2	591
Asia	9,462	10,301	104	5	4,183
Australia	21,422	15,007	480	(41)	2,736
Other and consolidation effects	66	(5,448)	186	-	-
Total	612,120	578,661	11,652	1,790	87,053
At 31 December 2007					
The Netherlands	375,525	353,251	10,535	1,532	55,297
Other countries in the EU zone	27,918	7,973	1,384	64	4,400
Rest of Europe (excl. EU zone)	60,692	58,146	553	339	8,729
North America	61,914	76,471	(242)	468	8,661
Latin America	7,214	2,661	480	4	486
Asia	10,863	18,841	(177)	78	3,458
Australia	26,365	19,183	464	29	3,140
Other and consolidation effects	-	2,556	(1,975)	25	-
Total	570,491	539,082	11,022	2,539	84,171

6 Cash and cash equivalents

In millions of euros	2008	2007
Cash	1,259	777
Money market loans	74	25
Deposits at central banks other than mandatory reserve deposits	5,236	763
Cash and cash equivalents	6,569	1,565
Mandatory reserve deposits at central banks	536	564
Total cash and cash equivalents	7,105	2,129

Mandatory reserve deposits consist of deposits with the Dutch Central Bank required under its minimum reserve policy. These deposits are not available to Rabobank for use in its daily business activities.

7 Due from other banks

In millions of euros	2008	2007
Deposits with other banks	22,585	9,537
Assets transferred under repurchase transactions	4,621	29,738
Loans	3,914	3,960
Other	76	18
Less: value adjustments	(118)	(35)
	31,078	43,218
Reclassified assets	2,698	-
Total due from other banks	33,776	43,218
Breakdown of value adjustments		
At 1 January	35	48
Additional impairment for credit losses	73	10
Reversal impairment for credit losses	(5)	(16)
Value adjustments	68	(6)
Amounts written off during the year	-	3
Other changes	15	(10)
At 31 December	118	35

Value adjustments of Due from other banks have been recognised in the profit and loss account as Value adjustments.

8 Trading financial assets

In millions of euros	2008	2007
Purchased loans	2,639	2,350
Short-term government securities	172	298
Government bonds	2,005	2,970
Other debt securities	4,365	16,187
Equity instruments	2,190	7,173
Other financial assets	205	201
Total	11,576	29,179

9 Other financial assets at fair value through profit and loss

In millions of euros	2008	2007
Short-term government securities	13	61
Government bonds	565	514
Other debt securities	5,287	8,815
Venture capital	646	314
Equity instruments	229	6,382
Other financial assets	1,156	2,047
Total	7,896	18,133

The maximum credit risk of other financial assets at fair value through profit and loss is 7,021 (2007: 11,437). The cumulative change in the fair value of the financial assets that is allocable to the changes in credit risk is minor, as are the changes in the credit risk for the current year.

10 Derivative financial instruments and other trade liabilities

10.1 Types of derivative instruments used by Rabobank

Forward currency and interest rate contracts are contractual obligations to receive or pay a net amount based on changes in exchange or interest rates, or to purchase or sell foreign currency or a financial instrument on a future date at a fixed specified price in an organised financial market. As collateral for forward contacts is provided in the form of cash, cash equivalents or marketable securities, and changes in the value of forward contracts are settled daily, the credit risk is negligible.

Forward rate agreements are individually agreed forward interest rate contracts under which the difference between a contractually agreed interest rate and the market rate on a future date has to be settled in cash, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps entail an economic exchange of currencies or interest rates (such as a fixed rate for one or more variable rates, or a combination, i.e. a cross-currency swap). Except for certain currency swaps, there is no transfer of the principal amount. The credit risk exposure of Rabobank represents the potential cost of replacing the swaps if the counterparties default. The risk is monitored continuously against current fair value, a portion of the notional amount of the contracts and the liquidity of the markets. As part of the credit risk management process, Rabobank employs the same methods for evaluating counterparties as it does for evaluating its own lending activities.

Currency and interest rate options are contracts under which the seller (known as the writer) gives the buyer (known as the holder) the right, entailing no obligation, to purchase (in the case of a call option) or sell (in the case of a put option) a specific amount of foreign currency or a specific financial instrument on or before an agreed date or during an agreed period at a price set in advance. As consideration for accepting the currency or interest rate risk, the writer receives a payment (known as a premium) from the holder. Options are traded on exchanges or between Rabobank and clients (OTC). Rabobank is exposed to credit risks only as option holder and only up to the carrying amount, which is equal to the fair value in this case.

Credit default swaps (CDSs) are instruments by means of which the seller of a CDS agrees to pay the buyer an amount equal to the loss that would be incurred by holding an underlying reference asset if a specific credit event were to occur (i.e. the materialisation of a risk). The buyer is under no obligation to hold the underlying reference asset. The buyer pays the seller a credit protection fee expressed in basis points, with the size of the fee depending on the credit spread of the reference asset.

10.2 Derivative financial instruments issued or held for trading

Rabobank trades in financial instruments to take positions in tradable or OTC instruments, including derivative financial instruments, so that it can profit from short-term movements on share and bond markets and in exchange and interest rates. For this type of trading, Rabobank sets risk limits relating to market positions at the end of the day (overnight trades) as well as during the day (intraday trades). Apart from specific hedging rules, the currency and interest rate risks associated with these derivative financial instruments are usually offset by taking counter positions in order to manage the volatility in the net amounts needed to liquidate the market positions.

10.3 Derivative financial instruments held as hedges

Rabobank concludes various derivative contracts that are intended as fair value, cash flow or net investment hedges, and which accordingly qualify as such. Rabobank also concludes derivative contracts as hedges against economic risks. It does not apply hedge accounting to these contracts.

Fair value hedges

Most of Rabobank's fair value hedges are interest rate and cross currency swaps that provide protection against a potential decrease in the fair value of fixed-interest financial assets or a potential increase in the fair value of clients' time deposits in local as well as foreign currencies. The net fair value of these swaps at 31 December 2008 was a loss of 6,043 (2007: loss of 223).

Rabobank hedges part of its currency risk exposure relating to available-for-sale shares with fair value hedges in the form of currency futures contracts. The net fair value of these forward currency contracts at 31 December 2008 was a loss of 1,253 (2007: loss of 251).

For the year ended 31 December 2008, Rabobank recognised a gain of 98 (2007: gain of 207) on the portion of the fair value hedges classified as ineffective.

For the year ended 31 December 2008, Rabobank recognised a loss of 7,380 (2007: gain of 2,296) on the hedging instrument. The total profit on the hedged position allocable to the hedged risk is 7,478 (2007: loss of 2,089).

Cash flow hedges

Rabobank makes almost no use of cash flow hedges.

Net investment hedges

Rabobank uses forward currency contracts to hedge part of the translation risk on net investments in foreign entities. The net fair value of these forward currency contracts at 31 December 2008 was -60 (2007: 2).

At 31 December 2008, forward contracts with a total notional amount of 1,336 (2007: 2,762) were classified as net investment hedges. These contracts produced gains totalling 211 (2007: 143), which were recognised in equity. No deductions from equity were made during the year (2007: 0). For the year ended 31 December 2008, Rabobank recognised no ineffectiveness a result of the net investment hedges.

10.4 Notional amount and fair value

Although the notional amount of certain types of financial instruments provides a basis for comparing instruments that are included in the balance sheet, it does not necessarily represent the related future cash flows or the fair values of the instruments. Hence, it does not represent the exposure of Rabobank to credit or exchange risks. The notional amount is the value of the underlying asset or reference rate or index of a derivative financial instrument and forms the basis for measuring changes in the value of such instruments. It provides an indication of the volume of transactions executed by Rabobank; it is not a measure of risk exposure, however. Some derivative financial instruments are standardised in terms of notional amount or settlement date, having been designed for trading on active markets (i.e. on stock exchanges). Others are specifically constructed for individual clients and not for trading on an exchange, even though they can be traded at prices negotiated by buyers and sellers (OTC instruments).

The positive fair value represents the cost for Rabobank to replace all contracts on which it will be entitled to receive payment. Replacement would apply in the event of all counterparties remaining in default. This is the standard method in the industry for calculating the current credit risk exposure. The negative fair value represents the cost of all Rabobank contracts on which it will have to make payment. Replacement would apply in the event of Rabobank remaining in default. The total of positive fair values and the total of negative fair values are disclosed separately in the balance sheet. Derivative financial instruments are favourable (if passive) or not favourable (if not passive) as a result of swings in market or exchange rates in relation to their contract values. The total contract amount or notional amount of derivative financial instruments held, the degree to which these instruments are favourable or not favourable, and hence the total fair value of the derivative financial assets and liabilities can sometimes fluctuate significantly.

The next table shows the notional amounts and the positive and negative fair values of Rabobank's derivative contracts (including those relating to closed derivative positions/embedded derivative financial instruments).

In millions of euros	Contract/Notional amount	Fair value	
At 31 December 2008		Assets	Liabilities
Derivative financial instruments held for trading	2,410,230	66,058	66,967
Derivative financial instruments held as hedges	129,936	701	7,997
Short positions shares and bonds	-	-	2,266
Total derivative financial assets/liabilities recognised	2,540,166	66,759	77,230
Derivative financial instruments held for trading			
Currency derivative financial instruments			
Unlisted tradable contracts (OTC)			
Forward currency contracts	45,390	1,710	1,716
Currency swaps	286,074	10,874	13,502
Currency options	9,325	424	332
Listed tradable contracts			
Currency futures	1,855	-	1
Options	135	15	26
Total currency derivative financial instruments	342,779	13,023	15,577
Interest rate derivative financial instruments			
Unlisted tradable contracts (OTC)			
Interest rate swaps	1,322,629	34,810	36,172
Cross-currency interest rate swaps	(14,985)	263	79
Forward rate agreements	319,628	366	377
Interest rate options	181,950	4,573	4,420
Total OTC contracts	1,809,222	40,012	41,048
Listed tradable contracts			
Interest rate swaps	126,797	3	(65)
Total interest rate derivative financial instruments	1,936,019	40,015	40,983
Credit derivative financial instruments			
Credit default swaps	114,137	7,138	5,530
Total return swaps	7,069	2,142	593
Total credit derivative financial instruments	121,206	9,280	6,123
Equity instruments/index derivative financial instruments			
Unlisted tradable contracts (OTC)			
Options	5,094	3,398	4,107
Listed tradable contracts			
Futures	213	-	-
Options	614	53	173
Total equity instruments/index derivative financial instruments	5,921	3,451	4,280
Other derivative financial instruments	4,305	289	4
Total derivative financial assets/liabilities held for trading	2,410,230	66,058	66,967
Derivative financial instruments held as hedges			
Derivative financial instruments classified as fair value hedges			
Currency swaps	289	331	1,584
Interest rate swaps	112,949	370	6,413
Cross-currency interest rate swaps	16,698	-	-
Total derivative financial instruments classified as fair value hedges	129,936	701	7,997
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	-	-	-
Total derivative financial assets/liabilities classified as hedges	129,936	701	7,997

In millions of euros	Contract/Notional amount	Fair value	
At 31 December 2007		Assets	Liabilities
Derivative financial instruments held for trading	2,223,346	23,413	22,945
Derivative financial instruments held as hedges	100,458	2,676	3,150
Short positions shares and bonds	-	-	5,002
Total derivative financial assets/liabilities recognised	2,323,804	26,089	31,097
Derivative financial instruments held for trading			
Currency derivative financial instruments			
Unlisted tradable contracts (OTC)			
Forward currency contracts	56,884	559	748
Currency swaps	230,332	3,957	5,313
Currency options	16,417	266	312
Listed tradable contracts			
Currency futures	787	-	-
Options	746	7	12
Total currency derivative financial instruments	305,166	4,789	6,385
Interest rate derivative financial instruments			
Unlisted tradable contracts (OTC)			
Interest rate swaps	1,359,413	10,822	13,170
Cross-currency interest rate swaps	(22,089)	116	(2,405)
Forward rate agreements	150,933	37	34
Interest rate options	158,050	1,527	1,541
Total OTC contracts	1,646,307	12,502	12,340
Listed tradable contracts			
Interest rate swaps	197,820	10	5
Total interest rate derivative financial instruments	1,844,127	12,512	12,345
Credit derivative financial instruments			
Credit default swaps	41,376	1,528	1,221
Total return swaps	22,144	1,613	674
Total credit derivative financial instruments	63,520	3,141	1,895
Equity instruments/index derivative financial instruments			
Unlisted tradable contracts (OTC)			
Options	7,472	895	2,146
Listed tradable contracts			
Futures	308	-	-
Options	1,627	1,666	173
Total equity instruments/index derivative financial instruments	9,407	2,561	2,319
Other derivative financial instruments	1,126	410	1
Total derivative financial assets/liabilities held for trading	2,223,346	23,413	22,945
Derivative financial instruments held as hedges			
Derivative financial instruments classified as fair value hedges			
Currency swaps	256	20	271
Interest rate swaps	76,172	2,654	459
Cross-currency interest rate swaps	24,030	2	2,420
Total derivative financial instruments classified as fair value hedges	100,458	2,676	3,150
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	-	-	-
Total derivative financial assets/liabilities classified as hedges	100,458	2,676	3,150

11 Loans to customers

In millions of euros	2008	2007
Loans initiated by Rabobank:		
Loans to government clients:		
- leasing	833	513
- other	8,019	4,582
Loans to private clients:		
- overdrafts	14,832	10,030
- mortgages	276,248	243,636
- leasing	19,684	17,324
- receivables relating to securities transactions	3,816	14,422
- other	96,721	84,743
Gross loans to customers	420,153	375,250
Less: changes in loans to customers	(3,130)	(2,282)
	417,023	372,968
Reclassified assets	9,260	-
Total loans to customers	426,283	372,968

The impairment of reclassified assets amounts to 317 and is recognised in profit and loss under Net income from financial assets and liabilities at fair value through profit and loss.

In millions of euros	2008	2007
Value adjustments in loans to customers		
Value adjustments in loans to customers can be broken down as follows		
At 1 January	2,282	2,249
Additional impairment for credit losses	1,929	489
Reversal impairment for credit losses	(780)	(190)
Defaulting loans written off during the year	(441)	(305)
Interest and other changes	140	39
Total value adjustments in loans to customers	3,130	2,282
Individual value adjustment (specific provision)	2,357	1,426
Collective value adjustment (collective provision)	267	223
General provision (IBNR)	506	633
Total value adjustments in loans to customers	3,130	2,282
Gross carrying amount of loans whose value adjustments were established on an individual basis (specific and collective provisions).	6,455	3,435

The fair value of the collateral obtained by the bank for assets which were individually adjusted at the balance sheet date amounts to 3,000 (2007: 2,397).

During the year, Rabobank acquired financial and non-financial assets by taking possession of collateral with an estimated value of 18 (2007: 12). In general, it is Rabobank's policy to sell these assets in the reasonably foreseeable future. Yields are allocated to repay the outstanding amount.

Amendments to IAS 39 and IFRS 7, 'Reclassification of financial assets'

Based on the amendments to IAS 39 and IFRS 7, 'Reclassification of financial assets', Rabobank has reclassified a number of 'trading financial assets' and 'available-for-sale financial assets' to 'loans to customers' and 'due from other banks'. Rabobank has identified assets to which this amendment applies, with the intention clearly shifting to holding the securities for the near future as opposed to selling or trading them in the short term. The reclassifications were effected as from 1 July 2008 at their fair value at the time. This note provides details on the impact of the reclassifications at Rabobank.

The table below shows the carrying amounts and fair values of the reclassified assets.

	Reclassification date		31 December 2008	
In millions of euros	Carrying amount	Fair value	Carrying amount	Fair value
Trading financial assets reclassified to loans at 1 July 2008	3,121	3,121	3,145	2,683
Available-for-sale financial assets reclassified to loans at 1 July 2008	8,616	8,616	8,490	7,101
Trading financial assets reclassified to loans at 10 December 2008	322	322	323	312
Total financial assets reclassified to loans	12,059	12,059	11,958	10,096

The effective rate of interest on reclassified trading financial assets varied between 5% and 11% as from the date of the reclassification, with an estimated cash inflow of 4.7 billion. The effective rate of interest on reclassified available-for-sale financial assets ranged from 5% to 21%, with an estimated cash inflow of 12.2 billion.

The impact of the reclassification of available-for-sale financial assets on the profit and loss account is contrary to that of the reclassification of trading financial assets. The reclassification of trading financial assets had a positive effect on net profit, since unrealised fair value losses of 393 had not been recognised. Conversely, the reclassification of available-for-sale financial assets resulted in an additional impairment of 203. The equity position in 2008 would have been 730 lower if the reclassification had not been made.

Following reclassification, the reclassified financial assets contributed the following amounts to operating profit before taxation in 2008.

	Second half-year 2008
Net interest income	86
Value adjustments	-
Operating profit before taxation on reclassified trading financial assets	86
Net interest income	115
Value adjustments	(317)
Operating profit before taxation on reclassified available-for-sale financial assets	(202)

In the first half of 2008, unrealised fair value losses of the reclassified trading financial assets of 201 and impairment of the reclassified available-for-sale financial assets of 326 was taken to the profit and loss account. In addition, unrealised fair value losses of 349 on reclassified available-for-sale financial assets were charged to equity.

As at 30 June 2008, 1.9 billion in unrealised fair value losses of available-for-sale financial assets was taken to equity. This amount will be released from equity and added to the carrying amount of the reclassified available-for-sale financial assets based on the effective interest method.

Finance leases

Loans to customers also includes receivables from finance leases, which can be broken down as follows:

In millions of euros	2008	2007
Receivables from gross investment in finance leases:		
Shorter than 1 year	8,296	6,899
Longer than 1 year but not longer than 5 years	13,354	12,326
Longer than 5 years	1,421	778
Total receivables from gross investment in finance leases	23,071	20,003
Unearned deferred finance income from finance leases	2,800	2,392
Net investment in finance leases	20,271	17,611
Net investment in finance leases can be broken down as follows:		
Shorter than 1 year	7,846	6,495
Longer than 1 year but not longer than 5 years	11,326	10,512
Longer than 5 years	1,099	604
Net investment in finance leases	20,271	17,611

The provision for finance leases included in value adjustments amounted to 246 at 31 December 2008 (2007: 226).

The unguaranteed residual values accruing to the lessor amount to 95 (2007: 68). The contingent lease payments recognised as income in 2008 are nil.

12 Available-for-sale financial assets

In millions of euros	2008	2007
Short-term government securities	1,579	682
Government bonds	17,128	25,049
Other debt instruments	10,942	22,552
Equity instruments	994	1,279
Other available-for-sale financial assets	1,022	793
Total available-for-sale financial assets	31,665	50,355

The impairment of available-for-sale financial assets amounts to 646 (2007: 477) and is recognised in profit and loss under Net income from financial assets and liabilities at fair value through profit and loss.

Gains and losses on available-for-sale financial assets:

In millions of euros	2008	2007
Derecognised available-for-sale financial assets	(51)	64

The changes in available-for-sale financial assets can be broken down as follows:

In millions of euros	2008	2007
Opening balance	50,355	48,962
Translation differences on monetary assets	2,232	(2,347)
Additions	16,204	21,423
Disposals (sale and repayment)	(27,448)	(16,162)
Changes in fair value	(1,031)	(1,601)
Reclassified assets	(8,616)	-
Other changes	(31)	80
Closing balance	31,665	50,355

13 Held to maturity financial assets

In millions of euros	2008	2007
Government bonds	464	736
Other debt instruments	33	123
Total held-to-maturity financial assets	497	859

The changes in held-to-maturity financial assets can be broken down as follows:

In millions of euros	2008	2007
Opening balance	859	1,489
Additions	304	20
Redemption	(664)	(645)
Impairments	(2)	(5)
Closing balance	497	859

14 Investments in associates

In millions of euros	2008	2007
Opening balance	4,558	3,250
Purchases	181	440
Sales	(3)	(18)
Share of profit of associates	(26)	523
Dividends paid	(10)	(16)
Associates included in consolidation	(340)	-
Revaluation and other	(905)	379
Total	3,455	4,558

The principal associates are listed under note 47 'Principal subsidiaries and associates'.

15 Intangible assets

In millions of euros	Goodwill	Software developed in-house	Other intangible assets	Total
Year ended 31 December 2008				
Net opening carrying amount	2,046	268	869	3,183
Foreign exchange differences	5	-	2	7
Additions	337	162	89	588
Acquisition/disposal of subsidiaries	-	-	16	16
Other	22	29	110	161
Amortisation	-	(75)	(138)	(213)
Impairments	(2)	(6)	(6)	(14)
Net closing carrying amount	2,408	378	942	3,728
Cost	2,423	584	1,380	4,387
Accumulated depreciation and impairments	(15)	(206)	(438)	(659)
Net carrying amount	2,408	378	942	3,728
Year ended 31 December 2007				
Net opening carrying amount	1,056	218	570	1,844
Foreign exchange differences	(56)	-	(4)	(60)
Additions	768	159	332	1,259
Acquisition/disposal of subsidiaries	-	-	45	45
Other	291	5	37	333
Amortisation	-	(62)	(109)	(171)
Impairments	(13)	(52)	(2)	(67)
Net closing carrying amount	2,046	268	869	3,183
Cost	2,059	492	1,138	3,689
Accumulated depreciation and impairments	(13)	(224)	(269)	(506)
Net carrying amount	2,046	268	869	3,183

In millions of euros	Acquisition date	Percentage of equity instruments with voting rights acquired	Acquisition price	Fair value	Goodwill
Year ended 31 December 2008					
Bank BGZ	4 April 2008	12.87%	410	103	307
Other					30
Total					337

The goodwill is attributable to synergy benefits that cannot be separately identified and intangible assets (brand name and customer portfolio) that have been included in goodwill because the relevant amounts are modest. These acquisitions are important strategic steps for Rabobank and contribute directly to Rabobank's profit. No impairments of goodwill were identified in 2008.

The carrying amounts of the assets and liabilities of the acquired entities largely correspond to the fair values first recognised in the financial statements of Rabobank. The main differences concern separate newly-valued intangible assets (customer portfolio and other intangible assets of 169) and an upward revaluation of property, plant and equipment of 76.

The contribution of the newly acquired entities to profit for 2008 from the date of their acquisition amounts to 25. If the acquired entities had been consolidated for the full year, their contribution to the income of Rabobank would have been 36. Net of financing charges, their contribution to profit of Rabobank would have been 19.

16 Property and equipment

In millions of euros	Land and buildings	Equipment	Total
Year ended 31 December 2008			
Net opening carrying amount	1,974	3,598	5,572
Foreign exchange differences	10	(33)	(23)
Purchases	184	1,228	1,412
Acquisition of subsidiaries	192	1	193
Disposals	(76)	(261)	(337)
Depreciation and impairments	(144)	(168)	(312)
Other (including depreciation operational lease equipment)	96	(731)	(635)
Net closing carrying amount	2,236	3,634	5,870
Cost	3,660	6,540	10,200
Accumulated depreciation and impairments	(1,424)	(2,906)	(4,330)
Net carrying amount	2,236	3,634	5,870

In millions of euros	Land and buildings	Equipment	Total
Year ended 31 December 2007			
Net opening carrying amount	1,867	3,155	5,022
Foreign exchange differences	(7)	(17)	(24)
Purchases	199	1,702	1,901
Acquisition of subsidiaries	66	36	102
Disposals	(44)	(494)	(538)
Depreciation and impairments	(195)	(175)	(370)
Other (including depreciation operational lease equipment)	88	(609)	(521)
Net closing carrying amount	1,974	3,598	5,572
Cost	3,381	6,268	9,649
Accumulated depreciation and impairments	(1,407)	(2,670)	(4,077)
Net carrying amount	1,974	3,598	5,572

17 Investment properties

In millions of euros	2008	2007
Net opening carrying amount	1,105	1,338
Purchases	131	173
Acquisition of subsidiaries	-	17
Sales	(183)	(373)
Depreciation	(33)	(30)
Other	18	(20)
Net closing carrying amount	1,038	1,105
The fair value and carrying amount are practically equal.		
Cost	1,258	1,292
Accumulated depreciation	(220)	(187)
Net carrying amount	1,038	1,105
Breakdown of rental income and depreciation of investment properties		
Net rental income from investment properties	76	71
Depreciation of investment properties	(33)	(30)
	43	41

The maximum remaining maturity of investment properties is 15 years.

18 Other assets

In millions of euros	2008	2007
Receivables and prepayments	1,380	1,706
Accrued interest	2,377	2,746
Precious metals, goods and warehouse receipts	65	17
Assets in progress	3,707	3,274
Other assets	3,026	3,416
Total other assets	10,555	11,159

19 Due to other banks

In millions of euros	2008	2007
Other loans	4,091	9,898
Money market deposits	105	87
Time deposits	11,882	21,164
Other deposits	6,101	7,767
Repurchase agreements	1,712	7,416
Total due to other banks	23,891	46,332

20 Due to customers

In millions of euros	2008	2007
Savings	114,680	101,175
Current account/settlement accounts	73,062	58,815
Time deposits	81,554	82,139
Repurchase agreements	664	3,694
Other due to customers	34,254	30,787
Total due to customers	304,214	276,610

Due to customers also includes investments of central banks of 23 (2007: 27) billion.

21 Debt securities in issue

In millions of euros	2008	2007
Certificates of deposit	32,004	22,319
Commercial paper	23,345	34,649
Bonds	78,076	80,784
Other debt securities	2,354	4,060
Total debt securities in issue	135,779	141,812

22 Other debts

In millions of euros	2008	2007
Payables	2,652	3,435
Dividends payable	142	121
Accrued interest	3,598	4,054
Other	2,252	2,908
Total other debts	8,644	10,518

23 Other financial liabilities at fair value through profit and loss

The change in the fair value of the other financial liabilities at fair value through profit and loss that is attributable to changes in Rabobank's credit risk is 736 after taxes (2007: 0). This amount also represents the cumulative change in fair value attributable to changes in Rabobank's credit risk from the issue of structured notes. The change in fair value that is allocable to changes in the credit risk is calculated by establishing a connection with the change in credit mark-up of structured notes issued by Rabobank. The amount Rabobank is obliged to pay on the contract repayment date, discounted at the effective rate of interest, exceeds the carrying amount by 1.6 billion (2007: 1.0 billion).

In millions of euros	2008	2007
(Structured) notes	19,729	24,937
Other debt securities	4,189	1,329
Time deposits	879	1,037
Total other financial liabilities at fair value through profit and loss	24,797	27,303

24 Provisions

Rabobank recognised the following provisions during the year.

In millions of euros	2008	2007
Restructuring provision	223	348
Legal issues provision	304	414
Other	348	405
Total provisions	875	1,167
Restructuring provision		
Opening balance	348	385
Interest	11	-
Additions charged to profit	60	52
Withdrawals	(42)	-
Release	(154)	(89)
Closing balance	223	348
Legal issues provision		
Opening balance	414	375
Interest	7	-
Additions charged to profit	31	50
Withdrawals	(34)	(11)
Release	(114)	-
Closing balance	304	414
Other		
Opening balance	405	415
Additions charged to profit	108	28
Withdrawals	(91)	(38)
Release	(74)	-
Closing balance	348	405
Total provisions	875	1,167

'Other' includes provisions for onerous contracts, credit guarantees and tax claims.

Maturity of the Rabobank provisions
(excluding provisions for employee benefits and doubtful debts)

In millions of euros	Less than 1 year	1-5 years	More than 5 years	Total
At 31 December 2008	793	69	13	875
At 31 December 2007	778	381	8	1,167

25 Deferred tax

Deferred tax assets and liabilities are measured for all temporary differences using the 'liability' method based on an effective tax rate of 25.5% (2007: 25.5%) in the Netherlands. No deferred tax asset has been recognised for carry forward losses totalling approximately 275 (2007: 835). The carry forward losses relate to various tax authorities and have different maturity dates. Changes in the deferred income tax account can be broken down as follows:

In millions of euros	2008	2007
Deferred tax assets		
Opening balance	1,565	1,477
Recognised in profit and loss:		
- in respect of rate changes	17	-
- other temporary differences	56	(90)
Available-for-sale financial assets:		
- remeasurement of fair value	138	349
Foreign exchange differences	83	(45)
Acquisition/(disposal) of subsidiaries	(1)	5
Other	(239)	(131)
Closing balance	1,619	1,565
Deferred tax liabilities		
Opening balance	851	836
Recognised in profit and loss:		
- in respect of rate changes	12	-
- other temporary differences	(677)	50
Available-for-sale financial assets	59	(83)
Foreign exchange differences	37	(16)
Acquisition/(disposal) of subsidiaries	37	51
Other	155	13
Closing balance	474	851
Deferred tax assets		
Pensions and other post-employment benefits	29	92
Impairments	559	179
Other provisions	136	186
Hedging of interest rate risk	(307)	221
Carry forward losses	505	106
Intangible assets	238	181
AFS reserve	405	362
Other temporary differences	54	238
Total deferred tax assets	1,619	1,565
Deferred tax liabilities		
Intangible assets	150	176
Property and equipment, including leases	192	368
AFS reserve	44	(31)
Other temporary differences	88	338
Total deferred tax liabilities	474	851

The deferred tax expense relates to the following temporary differences:

In millions of euros	2008	2007
Property and equipment	(114)	(30)
Pensions and other post-employment benefits	(10)	22
Impairments, provisions and losses on financial assets	(315)	155
Carry forward losses	(296)	(1)
Other temporary differences	(3)	(6)
Deferred tax expense	(738)	140

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax items relate to the same taxation authority.

26 Employee benefits

In millions of euros	2008	2007
Pension plans	(185)	341
Other employee benefits	556	555
Total pension liabilities	371	896

26.1 Pension plans

Rabobank has implemented several pension plans covering a significant percentage of its employees. Most of the plans are career average defined benefit plans, some of which are administered by pension funds. The assets of the fund-administered plans are held independent of Rabobank assets and are managed by the trustees of the funds. These plans are valued each year by independent actuaries using the method prescribed by IFRS. The most recent actuarial valuations were carried out at the end of 2008.

The weighted averages of the principal actuarial assumptions used in the valuation of the provision for defined benefit plans at 31 December (in % per annum) are:

	2008	2007
Discount rate	5.75	5.5
Expected salary accrual rate	3	3
Consumer price inflation (indexation)	2.25	2.25
Expected return on investments	6.25	6.0

The expected long-term return on the Rabobank Pension Fund's portfolio depends largely on the allocation of assets to various investment categories – fixed-interest securities, shares, real estate and alternatives – as each category has its own specific projected returns. The Dutch Central Bank, which is the supervisory authority for the pensions industry, has set certain limits to projected returns for the various investment categories that may be disclosed as part of a continuity analysis. Based on the present asset allocation in the Rabobank Pension Fund's portfolio and the Dutch Central Bank's parameters, the projected long-term return is estimated at 6.25%.

In millions of euros	2008	2007	2006	2005	2004
Present value of liabilities administered by funds	9,428	9,497	9,699	9,676	8,593
Fair value of plan assets	(12,206)	(11,013)	(10,262)	(8,739)	(7,820)
	(2,778)	(1,516)	(563)	937	773
Present value of liabilities not administered by funds	-	-	-	1	8
Unrecognised actuarial gains/(losses)	2,592	1,859	1,184	(62)	466
Unrecognised past service costs	1	(2)	(3)	(38)	-
Net liabilities	(185)	341	618	838	1,247

In millions of euros	2008	2007
Present value of liabilities administered by funds		
Present value of entitlements at 1 January	9,497	9,699
Acquired entitlements	-	236
Interest	522	468
Increase in entitlements during the year	377	404
Benefits paid	(200)	(201)
Transfer of accrued benefits	15	24
Pension plan changes	1	1
Other	(59)	-
Expected present value of entitlements at 31 December	10,153	10,631
Actuarial result	(725)	(1,134)
Present value of entitlements at 31 December	9,428	9,497
Fair value of plan assets		
Fair value of assets at 1 January	11,013	10,262
Acquired plan assets	-	228
Expected income from investments	669	600
Premium contributed by the employer	425	496
Premium contributed by the employee	22	18
Benefits paid	(200)	(201)
Transfer of accrued benefits and costs	3	6
Other	(46)	-
Expected fair value of assets at 31 December	11,886	11,409
Actuarial result	320	(396)
Fair value of assets at 31 December	12,206	11,013

The premium to be contributed to the 2009 plan is expected to be 610.

Plan assets have been allocated as follows:		
Shares	51.6%	47.2%
Fixed-interest securities	38.1%	43.0%
Real estate	6.9%	7.3%
Cash and cash equivalents	3.4%	2.5%
Total plan assets	100%	100%

Less than 5% of plan assets is allocated to Rabobank's own funds. These are chiefly cash and cash equivalents held with Rabobank.

Actual income from investments		
Expected income from investments	669	600
Actuarial result	320	(396)
Actual income from investments	989	204

The amounts recognised in consolidated profit and loss for the year are as follows:

In millions of euros	2008	2007
Costs based on period of employment during the year	377	404
Interest on liabilities	522	468
Expected income from plan assets	(669)	(600)
Past service costs	1	1
Amortisation of actuarial (gains)/losses	(312)	(63)
Losses/(gains) on discounts /(settlements)/costs	7	1
Total cost of defined benefit plans	(74)	211

26.2 Other employee benefits

Other employee benefits mainly comprise early retirement liabilities/non-active persons scheme for an amount of 362 (2007: 462) and liabilities for future long-service awards for an amount of 73 (2007: 71).

27 Subordinated debt

In millions of euros	2008	2007
Trust Preferred Securities II	1,257	1,189
Rabobank Nederland	839	1,000
ACC Bank	-	63
FGH Bank	40	41
Other	23	1
Total subordinated debt	2,159	2,294

Movements in the Trust Preferred Securities II are stated in the table below.

In millions of euros	2008	2007
Trust Preferred Securities II		
At 1 January	1,189	1,329
Foreign exchange differences and other	68	(140)
At 31 December	1,257	1,189

In 2003, 1.75 million non-cumulative Trust Preferred Securities were issued by Rabobank Capital Funding Trust II, Delaware, a group company of Rabobank Nederland. The expected distribution is 5.26% until 31 December 2013, after which the expected distribution is equal to the three-month USD LIBOR plus 1.6275%. The total proceeds from this issue amounted to USD 1,750. As from 31 December 2013, these Trust Preferred Securities can be repurchased on each distribution date (once every quarter) after prior written approval is received from the Dutch Central Bank.

Rabobank Nederland issued a loan of 1,000 in 2005 bearing interest at a fixed rate of 4.74% and maturing in 2015. The subordinated debt is lower at group level, since a portion has been placed with group companies.

The subordinated loan of FGH Bank is a loan of 40 bearing interest at a fixed rate of 6%. The loan matures in 2012.

28 Contingencies and commitments

Credit related liabilities

Credit granting liabilities represent the unused portions of funds authorised for the granting of credit in the form of loans, guarantees, letters of credit and other lending related financial instruments. Rabobank's credit risk exposure from credit granting liabilities consists of potential losses amounting to the unused portion of the authorised funds. The total expected loss is lower than the total of unused funds, however, credit granting liabilities are subject to the clients in question continuing to meet specific standards of creditworthiness. Guarantees represent irrevocable undertakings that, provided certain conditions are met, Rabobank will make payments on behalf of clients if they are unable to meet their financial obligations to third parties. Rabobank also accepts credit granting liabilities in the form of credit facilities made available to ensure that clients' liquidity requirements can be met, but which have not yet been drawn upon.

In millions of euros	2008	2007
Guarantees	9,515	8,992
Credit granting liabilities	31,388	36,323
Letters of credit	1,540	2,402
Other contingent liabilities	208	21
Total credit related and contingent liabilities	42,651	47,738

Liabilities relating to operating leases

Rabobank has taken on various operating lease contracts as lessee. The future net minimum lease payments under non-cancellable operating leases can be broken down as follows:

In millions of euros	2008	2007
Shorter than 1 year	52	35
Longer than 1 year but not longer than 5 years	124	113
Longer than 5 years	54	76
Total liabilities relating to operating leases	**230**	**224**

Payments receivable from operating leases

Rabobank has taken on various operating lease contracts as lessor. The future net minimum lease payments receivable from non-cancellable operating leases can be broken down as follows:

In millions of euros	2008	2007
Earlier than 1 year	684	1,403
Later than 1 year but not later than 5 years	3,056	2,059
Later than 5 years	255	110
Total payments receivable from operating leases	**3,995**	**3,572**

No contingent lease payments were recognised as assets during the year under review.

Carrying amount of financial assets provided as security for (contingent) liabilities

Carrying amount of financial assets provided as security

In millions of euros	2008	2007
Due from other banks	222	185
Trading financial assets	1,557	2,509
Other financial assets at fair value through profit and loss	140	135
Loans to customers	2,609	625
Available-for-sale financial assets	42,817	35,549
	47,345	39,003

The assets were provided to counterparties as security for (contingent) liabilities. If Rabobank remains in default the counterparties may use the security to settle the debt.

29 Equity

Equity of Rabobank Nederland and local Rabobanks

In millions of euros	2008	2007
Foreign currency translation reserve	(464)	(127)
Revaluation reserve for available-for-sale financial assets	(898)	489
Revaluation reserve for associates	163	164
Hedging reserve for cash flow hedges	(31)	1
Retained earnings	21,304	19,157
Total reserves and retained earnings at year-end	**20,074**	**19,684**

Changes in reserves were as follows:

In millions of euros	2008	2007
Foreign currency translation reserve		
Opening balance	(127)	78
Currency translation differences emerging during the year	(337)	(205)
Closing balance	(464)	(127)
Revaluation reserve for available-for-sale financial assets		
Opening balance	489	213
Fair value changes	(1,898)	(39)
(Gains)/losses reclassified under profit	511	315
Other	-	-
Closing balance	(898)	489

The fair value changes include unrealised gains from available-for-sale financial assets of associates of -416 (2007: 573).

In millions of euros	2008	2007
Revaluation reserve for associates		
Opening balance	164	94
Fair value changes	(1)	70
Closing balance	163	164

If a shareholding is increased to such an extent that it must be consolidated, the initial shareholding is remeasured at fair value at the time of its increase.

In millions of euros	2008	2007
Hedging reserve for cash flow hedges		
Opening balance	1	(14)
Fair value changes	(32)	12
Net gains/(losses) reclassified under profit	-	3
Closing balance	(31)	1
Retained earnings		
Opening balance	19,157	17,055
Net profit attributable to Rabobank Nederland and local Rabobanks	2,089	1,971
Other	58	131
Closing balance	21,304	19,157
Total reserves and retained earnings	20,074	19,684

30 Rabobank Member Certificates issued by a group company

Members' capital relates to the share certificates ('Rabobank Member Certificates') issued in 2000, 2001, 2002 and 2005 in the capital of Rabobank Ledencertificaten N.V. ('RLC I'), Rabobank Ledencertificaten II N.V. ('RLC II') and Rabobank Ledencertificaten III N.V. ('RLC') respectively (hereinafter RLC I, RLC II and RLC are jointly referred to as the 'RLC companies').

In 2000, RLC I issued 40 million shares. The total proceeds of this issue amounted to 1,000. In 2000, RLC I granted Rabobank Nederland a 900 deep-subordinated loan with a term of 31 years. In 2001, RLC I issued an additional 60 million shares. The total proceeds of this issue amounted to 1,575. In 2001, RLC I granted Rabobank Nederland a 1,350 deep-subordinated loan with a term of 30 years. In 2007, RLC I granted Rabobank Nederland a third deep-subordinated loan of 250 with a term of 24 years.

In 2002, RLC II issued 17 million shares. The total proceeds of this issue amounted to 1,747. In 2002, RLC II granted Rabobank Nederland a 1,487 deep-subordinated loan with a term of 32 years. In 2007, RLC II granted Rabobank Nederland a second deep-subordinated loan of 165 with a term of 27 years.
In 2005, RLC issued 40 million shares. The total proceeds of this issue amounted to 2,000. In 2005, RLC I granted Rabobank Nederland a 1,999 deep-subordinated loan with a term of 35 years.

With effect from 30 September 2008, the terms and conditions of the Rabobank Member Certificates were amended. For instance, the remaining terms to maturity of the subordinated loans granted to Rabobank Nederland by RLC I and RLC II were adjusted to the remaining terms to maturity of the subordinated loan granted to Rabobank Nederland by RLC (29 September 2040) as a result this amendment.

On 30 December 2008, the legal merger between RLC (as the acquiring company), RLC I and RLC II became effective (the 'Merger'). As a consequence of the Merger, RLC (known after the Merger as: Rabobank Ledencertificaten N.V.) acquired all the capital of RLC I and RLC II by universal title and RLC I and RLC II ceased to exist.

After the Merger became effective, the loan agreements existing between the RLC companies and Rabobank Nederland were combined on 30 December 2008, as a result of which the existing subordinated loans were combined into a single subordinated loan. Subject to the approval of the Dutch Central Bank this loan may be repaid on 29 September 2040 (the 'Subordinated Loan'). Subject to the approval of the Dutch Central Bank, the Subordinated Loan may be repaid ahead of schedule on 29 September 2035 and on the 29th of the third month of every quarter thereafter. Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated profit and loss account of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised in equity in proportion to the number of shares held by members and employees.

The combined loan agreement stipulates that – with effect from 19 March 2009 and where necessary in the opinion of the Dutch Central Bank – the entitlements of RLC under the Subordinated Loan will be restricted to entitlements in the event of dissolution, contingency or bankruptcy of Rabobank Nederland, with the proviso that (i) these entitlements at that time rank pari passu with the entitlements of the holders of shares, held by the local Rabobanks as members of Rabobank Nederland, as referred to in Article 73 (7) of the Articles of Association of Rabobank Nederland (therefore subordinated to all other subordinated and other creditors of Rabobank Nederland) and (ii) the remaining liquidation surplus, if any, will be shared with the aforementioned holders of shares in proportion to the entitlements after all subordinated and other creditors of Rabobank Nederland have been satisfied, without RLC retaining a claim should that surplus not suffice. Subject to the prior written approval of the Dutch Central Bank, the aforementioned no longer applies if the reason why this stipulation became operative ceases to exist. Furthermore, the agreement stipulates that - with effect from 19 March 2009 - if Rabobank Nederland issues new instruments with the objective of fuelling equity, the Dutch Central Bank must be consulted – with a view to the laws and regulations ruling at that time – on the question to what extent the newly to be raised capital is allocated to cover losses incurred in the period prior to that in which the capital was raised.

The distribution per certificate in 2008 was 1.36 for RLC I, 5.44 for RLC II and 2.44 for RLC. RLC has the right not to make a distribution.

At year-end 2008, the number of shares – adjusted to the new notional amount – held by members and employees was 237,849,504 with a net asset value of 6,236. At year-end 2007, the number of shares – adjusted to the new notional amount – held by members and employees was 98,837,631 with an asset value of 2,533 and 65,481,744 with an asset value of 1,719 and 79,075,264 with an asset value of 1,978.

Rabobank Member Certificates

In millions of euros	2008	2007
Changes during the year:		
Opening balance	6,233	5,808
Share premium	154	
Exchange of government bonds for subordinated loans to Rabobank Nederland	-	415
Rabobank Member Certificates issued and cancelled during the year and other	(151)	10
Closing balance	6,236	6,233

31 Capital Securities and Trust Preferred Securities III to VI

Capital Securities can be broken down as follows:

In millions of euros	2008	2007
Capital Securities issued by Rabobank Nederland	1,813	990
Trust Preferred Securities III to VI issued by group companies	1,697	1,789
Closing balance	3,510	2,779

Capital Securities

In 2008, Rabobank Nederland issued Capital Securities for USD 130 million, GBP 250 million, CHF 350 million, ILS 323 million and USD 225 million. The Capital Securities are perpetual and do not mature. The distribution on the Capital Securities per issue is given below.

USD 130 million issue

The distribution is 7% per annum, payable in arrears every six months from the date of issue of 6 June 2008, the first distribution therefore being on 6 December 2008.

GBP 250 million issue

The distribution is 6.567% per annum, payable in arrears every six months from the date of issue of 10 June 2008, the first distribution therefore being on 10 December 2008. As from 10 June 2038, the distribution is payable every six months based on the six-month GBP LIBOR plus a mark-up of 2.825% per annum.

CHF 350 million issue

The distribution is 5.50% per annum, payable in arrears every year from the date of issue of 27 June 2008, the first distribution therefore being on 27 June 2009. As from 27 June 2018, the distribution is payable every six months on 27 June and 27 December based on the six-month CHF LIBOR plus a mark-up of 2.80% per annum.

ILS 323 million issue

The distribution is 4.15% per annum, payable in arrears every year from the date of issue of 14 July 2008, the first distribution therefore being on 14 July 2009. As from 14 July 2018, the distribution is payable every year based on an Index related to the interest rate on Israeli government bonds with a term ranging between four and a half and five and a half years plus a mark-up of 2.0% per annum.

USD 225 million issue

The distribution is 7.375% per annum, payable in arrears every six months from the date of issue of 24 September 2008, the first distribution therefore being on 24 March 2009.

The amount of Rabobank Nederland's net profit may affect the interest payments on the Capital Securities. In the event of insolvency on the part of Rabobank Nederland the Capital Securities are subordinate to the rights of all other (current and future) creditors of Rabobank Nederland unless the rights of those other creditors dictate otherwise.

Trust Preferred Securities III to VI issued by group companies

In 2004, four tranches of non-cumulative Trust Preferred Securities were issued.

- Rabobank Capital Funding Trust III, Delaware, a group company of Rabobank Nederland, issued 1.50 million non-cumulative Trust Preferred Securities. The expected distribution is 5.254% until 21 October 2016. For the period 21 October 2016 to 31 December 2016 inclusive, the expected distribution is equal to the USD LIBOR interpolated for the period, plus 1.5900%. The trust has the right not to make a distribution. Thereafter, the expected distribution is equal to the three-month USD LIBOR plus 1.5900%. The total proceeds from this issue amounted to USD 1,500 million. As from 21 October 2016, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.

- Rabobank Capital Funding Trust IV, Delaware, a group company of Rabobank Nederland, issued 350 thousand non-cumulative Trust Preferred Securities. The expected distribution is 5.556% until 31 December 2019, after which the expected distribution is equal to the six-month GBP LIBOR plus 1.4600%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to GBP 350 million. As from 31 December 2019, these Trust Preferred Securities can be repurchased on each distribution date (which is once every half-year) after prior written approval is received from the Dutch Central Bank.
- Rabobank Capital Funding Trust V, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is equal to the three-month BBSW plus 0.6700% until 31 December 2014 inclusive, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.
- Rabobank Capital Funding Trust VI, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is 6.415% until 31 December 2014, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from the Dutch Central Bank.

A distribution becomes due on the Trust Preferred Securities issued in 1999 and 2003 included under subordinated loans if:

(i) the most recent, audited and adopted consolidated financial statements of Rabobank Nederland show that Rabobank Group realised a net profit (after tax and extraordinary expenses) in the previous year; or
(ii) a distribution is made on securities that are more subordinated (such as Rabobank Member Certificates) or on securities of equal rank (pari passu); subject to the proviso that no distribution becomes due should the Dutch Central Bank object (for example, if Rabobank Group's solvency ratio is below 8%).

The condition stated under (i) does not apply to Trust Preferred Securities issued in 2004. The other conditions do apply. If Rabobank Group realises a profit, Rabobank Nederland can make a distribution on these securities at its own discretion.

Trust Preferred Securities

In millions of euros	2008	2007
Changes during the year:		
Opening balance	1,789	1,959
Foreign exchange differences	(92)	(170)
Closing balance	1,697	1,789

32 Minority interests

This item relates to shares held by third parties in subsidiaries and other group companies. Movements in minority interests in 2007 mainly relate to the (de)consolidation effects of structured finance deals and conduits with third-party investors.

In millions of euros	2008	2007
Opening balance	2,713	4,184
Net profit	155	303
Currency translation differences	56	(225)
Exchange of government bonds for subordinated loans to Rabobank Nederland	-	(415)
Associates included in consolidation	289	-
Changes in AFS revaluation reserve	472	(584)
Other	(46)	(550)
Closing balance	3,639	2,713

33 Interest

In millions of euros	2008	2007
Interest income		
Cash and cash equivalents	176	46
Due from other banks	1,654	2,936
Trading financial assets	718	1,483
Other financial assets at fair value through profit and loss	611	1,033
Loans to customers	21,748	21,201
Available-for-sale financial assets	2,282	2,480
Held-to-maturity financial assets	23	41
Accrued interest income on impaired financial assets	-	22
Other	33	114
Total interest income	27,245	29,356

In millions of euros	2008	2007
Interest expense		
Due to other banks	1,564	3,638
Trading financial liabilities	75	101
Due to customers	9,959	10,442
Debt securities in issue	5,940	7,240
Other debts	165	173
Other	1,025	991
Total interest expense	18,728	22,585
Net interest	8,517	6,771

34 Fees and commission

In millions of euros	2008	2007
Fee and commission income		
Asset management	1,264	1,177
Insurance commission	423	361
Trust or fiduciary activities	12	8
Lending	284	261
Purchase and sale of other financial assets	301	517
Payment services	512	411
Custodial fees and securities services	40	45
Handling fees	159	146
Other transactions involving financial instruments	73	133
Other commission income	332	335
Total fee and commission income	3,400	3,394
Fee and commission expense		
Asset management	256	251
Purchase and sale of other financial assets	116	191
Payment services	6	6
Custodial fees and securities services	13	12
Handling fees	34	33
Other commission expense	86	44
Total fee and commission expense	511	537
Net fees and commission	2,889	2,857

35 Income from associates

In millions of euros	2008	2007
Profit of associates	(26)	753
Key figures of associates are as follows:		
Total assets at year-end	101,823	112,021
Total liabilities at year-end	91,951	98,998
Total income	19,737	20,981
Net result	(867)	1,775
Rabobank share of profit of associates	(26)	523
Discontinued/disposed interests	-	230
Total income from associates	(26)	753

36 Net income from financial assets and liabilities at fair value through profit and loss

In millions of euros	2008	2007
Debt instruments and interest rate derivative financial instruments	1,211	(610)
Equity instruments	(2,417)	238
Foreign currencies and other trading income	(565)	435
Net trading income	(1,771)	63
Net income from other financial assets and liabilities	616	(578)
Total net income from financial assets and liabilities at fair value through profit and loss	(1,155)	(515)

Net income from currency trading also includes gains and losses on spot and forward contracts, options, futures and assets and liabilities denominated in foreign currencies. Trading income was depressed by widening credit spreads and by market-to-market results on various positions.

37 Other

The item Other includes non-banking income, such as income from real estate activities of 265 (2007: 397), net income from operating leases of 329 (2007: 319) and gains on the sale of Alex Beleggersbank of 376. Furthermore, this item includes the results on effects that cannot be allocated to individual categories of the profit and loss account.

38 Staff costs

In millions of euros	2008	2007
Wages and salaries	3,342	3,219
Social security contributions and insurance costs	330	301
Pension costs for defined contribution plans	53	24
Pension costs for defined benefit plans	(74)	211
Other post-employment benefits	(10)	23
Other employee costs	649	622
Total staff costs	4,290	4,400

Expressed in FTEs, the average number of employees was 57,652 (2007: 52,655).

39 Other administrative expenses

This item includes office supplies, travel expenses, IT expenses, postage, advertising, rent, maintenance of buildings, etc.

In millions of euros	2008	2007
Other administrative expenses	2,796	2,779

40 Depreciation and amortisation

In millions of euros	2008	2007
Depreciation and amortisation	525	484

41 Value adjustments

In millions of euros	2008	2007
Due from other banks	68	(6)
Loans to customers	1,149	304
Receipts less write-offs	(53)	(32)
Credit related liabilities	17	1
Other assets	8	(1)
Total value adjustments	1,189	266

42 Taxation

In millions of euros	2008	2007
Current income tax		
Year under review	793	196
Prior years	43	61
Deferred tax	(738)	140
Taxation	98	397

The taxation on operating profit of Rabobank differs from the nominal amount based on Dutch standard tax rates. The reconciliation between the two amounts is shown below:

In millions of euros	2008	2007
Profit before taxation	2,852	3,093
Tax exempt income	(1,238)	(1,667)
Non-deductible expenses	40	133
Tax losses not recognised in prior years	(91)	(100)
Other	(119)	(296)
	1,444	1,163
Income tax expense based on a rate of 25.5% (2007: 25.5%)	368	296
Effect of change in tax losses	(5)	-
Effect of different tax rates in other countries and other non-recurring tax income and charges	(265)	101
Taxation	98	397

43 Acquisitions and disposals

Acquisitions and disposals of subsidiaries

There were no major disposals of subsidiaries in 2008. The main acquisition made in 2008 relates to the increase of the interest in Bank BGZ.

The fair values of the identifiable assets and liabilities of Bank BGZ are as follows:

In millions of euros	Bank BGZ	
	Recognised at fair value upon acquisition	Carrying amount
Financial assets	5,502	5,502
Intangible assets	16	16
Newly identified intangible assets	169	-
Property and equipment	193	117
Other assets	77	77
Total identifiable assets	5,957	5,712
Due to other banks	433	433
Other liabilities	4,724	4,675
Total identifiable liabilities	5,157	5,108
Total net equity	800	604

44 Transactions with related parties

Two parties are considered related if one party exercises control or has significant influence over the other party (regarding finance or operating decisions). In the normal course of business, Rabobank conducts a wide variety of transactions with related entities, involving different types of loans, deposits and transactions in foreign currencies. Transactions between related parties also include transactions with subsidiaries, associates, joint venture entities, shareholders and senior management, as well as transactions between subsidiaries. All these transactions were at arm's length. In accordance with IAS 24.4, transactions within the Rabobank Group are eliminated in the preparation of the consolidated financial statements.

In the normal course of Rabobank's business operations, banking transactions are carried out with related parties. These involve loans, deposits and transactions in foreign currencies. All these transactions were at arm's length and against market prices. The volumes of related party transactions, year-end outstanding balances and the corresponding income and expenses during the year are given on the next page:

In millions of euros	Associates 2008	Associates 2007	Other related parties 2008	Other related parties 2007
Loans				
Outstanding at beginning of year	545	545	23	29
Granted during the year	168	-	2	-
Repaid during the year	(444)	-	(2)	(6)
Loans at end of the year	269	545	23	23
Due to other banks and due to customers				
Outstanding at beginning of the year	6,281	6,265	-	-
Received during the year	37	16	-	-
Repaid during the year	(623)	-	-	-
Deposits at 31 December	5,695	6,281	-	-
Other liabilities	91	91	12	(6)
Credit liabilities and other guarantees issued by Rabobank	1,475	2,154	332	18
Income				
Interest income	24	39	3	56
Commission income	299	261	-	114
Trading income	(42)	33	-	-
Other	32	47	70	153
Total income from transactions with related parties	313	380	73	323
Expense				
Interest expense	69	84	4	76
Commission expense	12	19	1	5
Total expenses from transactions with related parties	81	103	5	81

45 Fees for services in accordance with Section 382a of Book 2 of the Dutch Civil Code

In millions of euros	2008	2007
Financial statements audit	13	12
Other audit engagements	2	1
Total	15	13

46 Supervisory Board and Executive Board

The members of the Supervisory Board and the Executive Board are listed on page 69 of these consolidated financial statements. The remuneration of members and former members of the Executive Board amounted to 9.0 in 2008 (2007: 10.8). This amount is included under staff costs.

It can be broken down as follows.

In millions of euros	2008	2007
Salaries	6.7	7.1
Pension charges	1.1	1.2
Performance related bonuses	1.0	2.3
Other	0.2	0.2
Total	9.0	10.8

The pension plan for the members of the Supervisory Board qualifies as a defined benefit plan.

The total remuneration of members and former members of the Supervisory Board amounted to 1.6 (2007: 1.4).

At year-end 2008, loans and advances granted to members of the Supervisory Board and the Executive Board totalled 4.6 (2007: 4.9) and 3.9 (2007: 4.0) respectively.

47 Principal subsidiaries and associates

Name	Share	Voting rights
Subsidiaries		
Netherlands		
De Lage Landen International B.V.	100%	100%
Rabo Vastgoedgroep N.V.	100%	100%
OWM Rabobanken B.A.	100%	100%
Obvion N.V.	50%	70%
Rabohypotheekbank N.V.	100%	100%
Rabobank Ledencertificaten N.V.	100%	100%
Rabo Merchant Bank N.V.	100%	100%
Rabo Wielerploegen B.V.	100%	100%
Raiffeisenhypotheekbank N.V.	100%	100%
Robeco Groep N.V.	100%	100%
Schretlen & Co N.V.	100%	100%
Other Euro zone/EU countries		
ACC Bank Plc	100%	100%
Rest of Europe		
Bank Sarasin & Cie S.A.	46%	69%
B.G.Z. S.A.	59%	59%
North America		
Rabobank Capital Funding LCC II to VI	100%	100%
Rabobank Capital Funding Trust II to VI	100%	100%
Utrecht America Holdings Inc.	100%	100%
Australia and New Zealand		
Rabobank Australia Limited	100%	100%
Rabobank New Zealand Limited	100%	100%
Associates		
Netherlands		
Eureko B.V.	39%	39%
Equens N.V.	17%	17%
Gilde Venture Capital funds	Divers	Divers

Rabobank holds less than 20% of the voting rights in Equens, but has significant influence over Equens. For instance, two members of the Supervisory Board of Equens as well as the chairman of the Audit & Compliance Committee are Rabobank representatives. On account of Rabobank's significant influence over Equens, the interest qualifies as an associate.

48 Reverse repurchase transactions and securities borrowing agreements

Reverse repurchase transactions and securities borrowing agreements concluded by Rabobank are included under 'Due from other banks' and 'Loans to customers'. At 31 December, they amounted to:

In millions of euros	2008	2007
Due from other banks	4,621	29,738
Loans to customers	3,844	14,422
Total reverse repurchase transactions and securities borrowing agreements	8,465	44,160

Under the terms of the reverse repurchase transactions and securities borrowing agreements, Rabobank receives collateral that it can pledge or sell to third parties. The total fair value of the securities received under the terms of the agreements was 8,500 at 31 December 2008 (2007: 44,344). In accordance with the agreement terms, a portion of the securities was repledged or sold as collateral. These transactions were effected subject to the normal conditions for standard reverse repurchase transactions and securities borrowing agreements.

49 Repurchase transactions and securities lending agreements

Repurchase transactions and securities lending agreements concluded by Rabobank are included under 'Due from/to other banks', 'Due to Customers' and 'Other loans'. At 31 December, they amounted to:

In millions of euros	2008	2007
Due to other banks	1,712	7,416
Due to customers	664	3,694
Total repurchase and securities lending	2,376	11,110

At 31 December 2008 and 2007, interest-bearing securities with a carrying amount of 2,378 and 11,118 respectively had been provided as collateral for repurchase and similar agreements. In general, the counterparty has the right to resell or repledge the securities. These transactions were performed subject to the normal conditions for standard repurchase transactions and securities lending agreements.

50 Securitisations

As part of Rabobank Group's financing activities and the reduction of credit risk, cash flows from certain financial assets are transferred to third parties. Most financial assets subject to these transactions are mortgage and other loan portfolios. After securitisation, the assets continue to be recognised in Rabobank Group's balance sheet under 'Loans to customers'. The carrying amount of these financial assets is 78,541 (2007: 68,650) and the corresponding liability amounts to some 79,570 (2007: 69,727).

51 Management's report on internal control over financial reporting

The management of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) is responsible for establishing and maintaining adequate internal control over financial reporting. Management is also responsible for the preparation and fair presentation of the consolidated financial statements.

Rabobank Nederland's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the European Union.

All internal control systems, no matter how well designed, have inherent limitations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that control may become inadequate, because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Rabobank Nederland's internal control over financial reporting as of 31 December 2008 based on the framework set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) established in Internal Control – Integrated Framework. Based on that assessment, management concluded that, as of 31 December 2008, Rabobank Nederland's internal control over financial reporting is effective based on the criteria established by COSO.

Ernst & Young Accountants LLP, which have audited the consolidated financial statements of Rabobank Nederland for the fiscal year ended 31 December 2008, also examined management's assessment of the effectiveness of Rabobank Nederland's internal control over financial reporting and the effectiveness of Rabobank Nederland's internal control over financial reporting; their report is included on page 72.

Bert Heemskerk (H.) Bert Bruggink (A.)

52 Approval by Supervisory Board

The publication of these consolidated financial statements was approved by the Supervisory Board on 2 March 2009. The General Meeting will adopt these financial statements in June 2009.

Executive Board

Bert Heemskerk (H.), *chairman*
Bert Bruggink (A.)
Piet Moerland (P.W.)
Sipko Schat (S.N.)
Piet van Schijndel (P.J.A.)

Supervisory Board

Lense Koopmans (L.), *chairman*
Antoon Vermeer (A.J.A.M.), *deputy chairman*
Sjoerd Eisma (S.E.), *secretary*
Leo Berndsen (L.J.M.)
Bernard Bijvoet (B.)
Louise Fresco (L.O.)
Marinus Minderhoud (M.)
Paul Overmars (P.F.M.)
Herman Scheffer (H.C.)
Martin Tielen (M.J.M.)
Aad Veenman (A.W.)
Cees Veerman (C.P.)
Arnold Walravens (A.H.C.M.)

Auditor's report

To the Executive Board and Supervisory Board of Rabobank Nederland

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements 2008 which are part of the financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam, which comprise the consolidated balance sheet as at 31 December, 2008, the consolidated profit and loss account, consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Executive Board's responsibility

The Executive Board is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Executive Board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Executive Board, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Rabobank Nederland as at 31 December, 2008, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Executive Board report is consistent with the consolidated financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Utrecht, 2 March 2009

Ernst & Young Accountants LLP

/s/ G.H.C. de Meris

Assurance report

To the Executive Board and Supervisory Board of Rabobank Nederland

Assurance report

We have performed an assurance engagement on internal control over financial reporting.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting policies. A company's internal control over financial reporting includes those policies and procedures that:

1 pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
2 provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting policies, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and
3 provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Executive Board's responsibility

The Executive Board of Rabobank Nederland is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Auditor's responsibility

Our responsibility is to conclude on the Executive Board's assessment and on the effectiveness of Rabobank Nederland's internal control over financial reporting based on the procedures performed during our assurance engagement.

We conducted our assurance engagement in accordance with Dutch law, including ISAE 3000 'Assurance engagements other than audits or reviews of historical financial information' based on criteria established in 'Internal Control – Integrated Framework', issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria).

This requires that we plan and perform the assurance engagement to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our assurance engagement included obtaining an understanding of internal control over financial reporting, evaluating the assessment of Rabobank Nederland's Executive Board, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on the procedures performed we conclude that the Executive Board's conclusion that, as of 31 December 2008, Rabobank Nederland's internal control over financial reporting is effective, is fairly stated, in all material respects, based on the COSO criteria. We also conclude that Rabobank Nederland maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on the COSO criteria.

Utrecht, 2 March 2009

Ernst & Young Accountants LLP

/s/ G.H.C. de Meris

Colophon

Published by

Rabobank Nederland Communications

Materials used

This document was printed using environmentally friendly materials. The ink was mineral oil-free Novavit® Easy Mix Bio and the paper 130 and 300 gram Arctic the Volume (FSC certified).

Disclaimer

This Annual Report is a translation of the Dutch Annual Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Publication

This publication, the financial statements and the separate edition 'Rabobank Group Annual Report 2008' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Filing

After they have been adopted, the annual report 2008, the financial statements 2008 and other information will be filed at the offices of Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

Our reports

Rabobank Group publishes the following reports in both Dutch and English:

- Annual Summary 2008 (March 2009)
- Annual Report 2008 (April 2009)
- Consolidated Financial Statements 2008 (April 2009)
- Annual Sustainability Report 2008 (April 2009)
- Financial Statements Rabobank Nederland 2008 (April 2009)
- Interim Report 2009 (August 2009)

All reports are available online at: www.rabobank.com/reports and www.rabobank.com/jaarverslagen

Contact

jaarverslagen@rn.rabobank.nl

Photography

The covers of our reports contain edited photographs. The photographic concept consists of two layers: an environment layer and a people layer, with the people in the foreground overlapping the various living and work environments. This emphasises the diversity in people and communities, as well as their interdependence. It is in the context of this diversity and interdependence that that Rabobank operates: reliable to people and committed to their way of living.



Rabobank Group   Consolidated Financial Statements 2008

12119 04 2009

Rabobank

www.rabobank.com/reports



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Obama's first 100 days

29-4-2009 | Other news

President Obama has been in office for 100+ days and has shown considerable ambition in tackling the credit crisis and recession. US economist Philip Marey from Rabobank's Financial Markets Research department, discusses the effectiveness of Obama's policies.

Team Obama to the rescue
With the fall of Lehman in September 2008, the credit crisis intensified and the US recession deepened. In its final months, the Bush administration lacked the mandate and drive to get things done. After the elections, a political vacuum persisted until Obama took office. However, in the first 100 days of his presidency we have seen a number of promising initiatives. A US$787 billion economic stimulus package was negotiated with Congress to support the economy.

Moreover, a Financial Stability Plan (FSP) was revealed that rests on four pillars:

A Public-Private Investment Program (PPIP) should remove 'toxic assets' from the balance sheets of banks.

An extension of the Fed's Term Asset-backed securities Loan Facility (TALF) should help investors purchase toxic assets, in addition to asset-backed securities based on loans to consumers and small business.

A stabilisation of the housing market through the reduction of monthly mortgage payments.

A recapitalisation of banks that fail their stress test.

Weak spots
Unfortunately, there are some flaws in the rescue plans. Due to political concessions, the economic stimulus package lacks cohesion. And, its effect will be smoothed out over 2009 and 2010, instead of delivering the intended 'Big Bang' to jump-start the economy.

Secondly, the stress tests have been based on economic scenarios that seem a bit too optimistic, which may reduce the credibility of the test results. Finally, the anti-Wall Street rhetoric from politicians and policy-makers has led to the introduction of 'political risk' into the equations of investors. As a result, potential participants in PPIP and TALF are hesitant because of current and future government intervention.

We have seen a lot more drive and vision from the Obama administration than from the previous administration in dealing with the credit crisis and recession. However, we still have a long way to go before the financial system is healthy again and the US economy returns to a sustainable growth path.

Financial Markets Research (FMR) is the research department of Rabobank International's Global Financial Markets division and Philip Marey is the author of this article.

More articles from the Financial Markets Research department

Rescue plan with side-effects
Buy American sends wrong signal

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CSR linked to food & agri chain

20-4-2009 | Other news

As the new CSR director, Ruud Nijs wants to establish the mindset that being socially responsible is how and why Rabobank does business. In his first column, he explains how CSR is linked in the food & agribusiness.

We are involved in corporate social responsibility (CSR) business along a chain from underdeveloped communities, to small farmers, to co-operatives, to bankable businesses all the way to multi-national companies. I like to call this the Rabobank food & agri chain.

Starting with those in need
Outside the organisation, the chain starts with countries that have an imbalance of poverty in rural villages and whose children need education, shelter and food. We go local, set up infrastructures, and partner with existing NGO institutions to secure micro-financing to the local people. With an education and support, the next generation of farmers can provide for their families.

Creating stability for rural communities
To create more stability and an income for the village, we also provide micro-credits to farmers and other agricultural entrepreneurs who are mostly female. Then, we assist gathering farmers together for a co-operative structure to help stabilise both the price and the quantity for their goods.

Following the growth of the small farmer
The farmers and co-operatives can grow quickly, but not enough to finance their own growth. These small enterprises need to finance their trade flows, but are still not considered bankable or creditworthy. Several Rabobank departments like Rabo Agri Fund assist with trade finance instruments and loan guarantees with local banks.

Banking in developing countries
On the banking level, we are participating in changes to the economic environment in developing countries like Tanzania, Mozambique, Zambia and Rwanda. Locally, Rabo Development provides technological assistance, consultants and people resources to grow and maintain a level of professional banking services to support agriculture in these areas.

Managing the whole chain
We can only be called a real food & agri bank by managing the whole chain including the links with the largest international food companies. The Rabobank food & agri chain shows the way we are doing business underlines how and why Rabobank works. CSR is at the core of the business.

Ruud Nijs
Head of Corporate Social Responsibility

Corporate Social Responsibility

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Recession in the seafood industry

17-4-2009 | Other news

Because of the economic downturn, the 'back to basics' trend of eating at home is the main cause of a recession in the seafood industry. "The trading down trend is having a significant impact on Western seafood processors, and especially foodservice suppliers," said Rabobank analyst Gorjan Nikolik.

Seafood restaurants impacted
With the current decline in restaurant business, seafood is taking a harder hit than other meat products. More than 50 percent of the seafood is sold through restaurants. Therefore, products like shrimp, fresh tuna and sushi have a high exposure to foodservice, and are more impacted than seafood products on the supermarket shelf or at the fish market. For example, sushi consumption has fallen in some regions 50 percent.

"The sushi-eater is consuming less in the restaurant, and there is really no replacement product for fresh sushi. Therefore, the restaurants serving sushi and those supplying the fresh fish to restaurants are highly impacted," said Nikolik, a seafood industry analyst.

Traditional, staple seafood protected from crisis
However, regional seafood products which are a diet staple tend to be relatively safe from effects of the economic downturn. "Traditional seafood products have been the least impacted segment since these products are considered essential to the consumer's cuisine and culture," said Nikolik.

A traditional fish product may be fish and chips in the U.K, hake in Spain, baccalau in Portugal, mussels in Belgium, herring in the Netherlands and carp in Poland, to name a few.

"For the U.K. consumer, there is no substitute for cod when serving up fish and chips. In the Netherlands, there is no trade down from raw herring with onions to another kind of fish. The more imbedded the type of fish is in the culture, the less likely it will be affected by changes in the economy," said Nikolik.

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U.S. farmers mitigating risks

7-4-2009 | Other news

U.S. farmers' outlook on the economy generally mirrors that of the overall population, says a new Rabobank U.S. Farm & Ranch Confidence Survey. More than half of the U.S. farmers surveyed are employing risk management strategies to help navigate through this difficult economic climate.

"We are in the midst of difficult financial times, but this survey illustrates that farmers are taking steps to mitigate their risk, which will ease concerns about the future," said John Ryan, president and CEO for Rabo AgriFinance. "While many are hurting because of the economy, there is some optimism that the situation will improve next year."

In addition to risk management tactics, the Rabobank Farm & Ranch Survey looks at business conditions, economy concerns and expansion plans among U.S. farmers, ranchers and agricultural producers.

U.S. Farm & Ranch Confidence Survey
The study was conducted to gauge farmers' confidence among target farming regions in the United States. An independent survey company conducted 458 computer-assisted telephone interviews in the first half of February 2009. The farmers targeted own or operate a farm grossing $250,000 or more in the regions of the Midwest, Southern and Western United States.

Read the full information

U.S. Farm & Ranch Confidence Survey

Press release U.S. Farm & Ranch Confidence Survey

Rabobank America

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Progression on the waterfront at Istanbul's World Water Forum

6-4-2009 | Other news

Every three years, the world's decision-makers and the water community around the world come together for the World Water Forum. In March, 25,000 international attendees floated into Istanbul, Turkey to 'bridge the divides for water' and discuss global collaboration on water problems. Rabobank was one of two banks at the forum offering advice on financing and answering questions about water and agriculture.

"Bridging divides is a core problem. A lot of people work with water and on water problems, but there has been little progression on the waterfront. The sector itself does not have to be convinced about the problems. If we can cross over and combine knowledge from sectors like finance, politics and new media uses, then we can gain new insights and new approaches and even solutions to water problems," said Rabobank's Water Manager Peter Vos.

Investing in sanitation
"It is hard, for instance, to reach the Millennium Development Goals for sanitation because people are having difficulty financing sanitation. If we could approach sanitation, not as a stand alone activity and cost factor in which people have to invest, but as a resource for agriculture where people are even paid," said Vos, "Then, this would give a huge boost to the sanitation investments."

Questions about finance
Many countries, government officials and aid agencies came to the World Water Forum with questions about finance. How can the world's poor finance changes in water technology and infrastructure? Since the bank is involved in agriculture and this sector uses more than 70 percent of the world's water, it is necessary for Rabobank to be involved in water issues and water financing.

Vos shared the importance of focusing on small farmers. "Rabobank's development model where we help clients and micro finance institutes to mature over time is a very convincing story. We start with small holders and micro credits. When production increases, clients might eventually end up with bigger loans from a formal bank. This model was well understood, even for the critical audience at the WWF."

Creating access to markets
It is in Rabobank's genes to develop a sustainable way of doing business and create models to help maintain an agricultural chain from small holder to distributor to supermarket to the dinner table. Access to markets is essential for farmers to survive.

"If we make it possible to sustain agricultural business in the long term, then these farmers become less of a credit risk," said Vos, "If you finance water, you will be financing farmers," said Vos, "Financing farmers is our business."

Related information

Turning the tide on water
Action is needed because water is simply not there
Call for improved sanitation in developing countries at IMF meeting
Corporate Social Responsibility
More information on the World Water Forum web site

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Dutch industrial sector hit hardest by recession

6-4-2009 | Press Release

Financial crisis impacts virtually all sectors of the Dutch economy

Revenue in the Dutch industrial sector is set to fall by nearly 12 percent in 2009. It is consequently the sector of the Dutch economy that is being hit the hardest by the financial crisis and global recession. The Dutch wholesale and transport sectors are also facing difficulties and are expected to see their revenue decrease by 7.5 percent and 7.2 percent respectively. Virtually all other sectors of the Dutch economy are also being hit, with the exception of the retail food sector that is forecast to realise a nearly 2 percent increase in revenue. These figures are revealed in Rabobank's Figures & Trends sector prognoses for 2009.

Rabobank is forecasting that the Dutch economy will shrink by 4 percent in 2009 and virtually all sectors of the Dutch economy are now being affected by this contraction. The economic headwind ensuing from the financial crisis is leading to negative domestic dynamics in the Netherlands. This is resulting in lower willingness to invest, higher unemployment and decreasing consumer spending. As a result, revenue will decrease across all sectors by an average of nearly 5 percent in 2009 (2008: plus 5.5 percent). The outlook per sector is as follows.

Industrial sector is hit hardest by financial crisis
Many companies in the chemical, metal and electrical engineering industries are highly export-focused and form part of international production chains. Industrial products account for approximately 45% of all Dutch goods exports. Decreased demand abroad automatically leads to a loss of production in the Netherlands.

The willingness of manufacturing companies to invest is decreasing sharply in reaction to this development. Particularly manufacturers of capital goods (machinery industry, transport vehicle industry, etc.) and their suppliers are clearly experiencing the related consequences. The food industry is actually the only sector of Dutch industry that is currently able to escape the global domino effect in the economy.

A broadly-based recovery in the sector will only be possible once the volume of world trade has picked up again and confidence has been restored among both manufacturers and consumers.

Sector Prognoses			**2008***			**2009***
(as %)	Vol.	Price	**Revenue**	Vol.	Price	**Revenue**
Industry	0.4	7.2	**7.6**	-7.8	-4	**-11.8**
Construction	5.8	4.1	**9.9**	-5.5	1	**-4.5**

Wholesale	4	0.4	**4.4**	-6.8	-0.7	**-7.5**
Retail food	1.2	4.7	**5.9**	0.2	1.5	**1.7**
Retail non-food	-0.1	0.8	**0.7**	-3	0.5	**-2.5**
Hospitality & recreation	-3.2	3.2	**0**	-6.2	2	**-4.2**
Transport	2	2.4	**4.4**	-7	-0.2	**-7.2**
Business services	3.3	3.2	**6.5**	-4	2	**-2**
Other services	1.1	2.4	**3.5**	-2.3	1.3	**-1**
Total			**5.5**			**-4.8**

*The forecast revenue consists of a volume component and a price effect; * = prognosis: 24-03-2009*

Sharp cooldown in economic activity in construction sector
Construction companies that focus on constructing new homes and commercial property are particularly being faced with decreasing order books. The number of new homes will fall to between 60,000 and 65,000 in 2010 (2008: 79,000 homes).

The production of commercial property is expected to decrease by approximately 6 percent in 2009 (2010: -10 percent). Only construction in the public sector (healthcare, education and public administration) is expected to remain reasonably 'afloat' and to stabilise in 2009 and 2010.

Wholesale during a period of economic headwind
Wholesale exports and re-exports are clearly suffering the consequences of the poorer economic conditions in the European hinterland. At the same time, imports from countries such as China and India are also decreasing.

Domestically, the trade in capital goods and sustainable consumer goods is particularly under pressure. Increasing pressure on margins is spurring companies to reduce costs and to create added value.

Delaying purchases hits retail non-food
Consumer confidence in the Netherlands has been historically low in early 2009. Growth in consumer spending is nearing zero, while purchasing power continues to rise and unemployment is on the increase. Sentiment consequently has the upper hand.

The non-food retail sector is faced with consumers that are increasingly keeping a tight grip on their purse strings. Purchases of goods such as automobiles, home furnishings and electronics are particularly being delayed. Consumers are likewise putting off replacement purchases of items such as new furniture, clothes and shoes. This is leading to a further decrease in revenue volumes.

Retail food sector not affected as severely
The retail food sector is less sensitive to economic conditions because people will, after all, continue to eat regardless of the circumstances. The extremely high levels of sales transactions at supermarkets in 2008 will not, however, be repeated in 2009.

Consumers are increasingly choosing to eat more up-scale cuisine at home rather than 'eating out'. Specialist shops have been experiencing falling sales for years and this trend will continue in 2009. Rabobank forecasts that the retail food sector will be the only sector to post a rise in revenue at just under 2 percent, with much of this gain being attributable to price increases.

Hospitality & recreation to decrease by more than 4 percent
Spending is under pressure and the hotel, restaurant and recreation sectors are clearly feeling the effects of this development. While the volume of consumer spending at hotels and restaurants had already begun to decline, there is now also a demonstrable decline in business spending.

Hotels and conference centres are seeing falling revenues as clients decide to hold more meetings internally. Bars and restaurants are experiencing decreasing numbers of both private and business customers. Revenue in the recreation sector is also decreasing. Dutch consumers are going on holiday less frequently and less expensively and are increasingly deciding to take their holidays in the Netherlands rather than going abroad.

Sharp fall in revenue in transport sector
The transport sector depends on trade and manufacturing. There are fewer items to be transported due to the more limited global demand for goods. This is leading to intensified competition and pressure on freight rates.

Transport by land and water are being faced with severe decreases in volume. International commercial haulage, construction and industry transport and movers are the segments of road transport being hit the hardest. Distributors of food and agri brands are affected considerably less by the contraction.

Service sector keeps its head reasonably above water
Many companies in the business services sector cut back their 'flexible workforce' first. This means that temporary employment agencies and service providers such as engineering firms, consultancies and IT service providers are finding it particularly difficult to gain orders.

Communications agencies and estate agents are also extremely sensitive to economic conditions. Legal and financial service providers are suffering less from the current economic tide. The same also applies to hairdressers, security companies and day-care centres.

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Gerlinde Silvis and Berry Marttin appointed new members of the Executive Board of Rabobank

2-4-2009 | Press Release

Ms Gerlinde Silvis, who is currently Director of Human Resources at Rabobank Group, and Mr Berry Marttin, who is currently Director of Rabobank Amsterdam, have been appointed the new members of the Executive Board of Rabobank Nederland effective 18 June 2009. Gerlinde Silvis will be given responsibility for the Small- and Medium-Sized Enterprises, Company Management, Co-operative & Management Affairs and Human Resources directorates. Berry Marttin will be given responsibility for the international retail network, the regional international operations, international risk management and Rabobank Development.

Bert Heemskerk, Chairman of the Executive Board of Rabobank, is delighted with these appointments. 'The appointments of Berry Marttin and Gerlinde Silvis mean that two highly experienced Rabobank directors will be joining the Executive Board. Both have been with Rabobank for many years and know the organisation like the back of their hand. Berry Marttin has gained extensive international experience working at numerous locations abroad and has recently also become fully familiar with the local banking operation. Gerlinde Silvis was involved on behalf of Rabobank Nederland in the process of merging local member banks. She has also repositioned HR. I am convinced that the team that will be in place when I retire later this year will be extremely strong and prepared to meet the challenges that will face the Executive Board in the years ahead,' says Heemskerk. Lense Koopmans, Chairman of the Supervisory Board, is extremely pleased that he succeeded in finding two excellent candidates from within the organisation. 'I promised the Central Delegates Assembly some time ago that I would do my absolute best to find internal candidates for seats on the Executive Board. I think it is wonderful that we have been successful in this endeavour. I am confident that these appointments will result in a strong and balanced team.'

Gerlinde Silvis (age 49) joined Rabobank in 1984. She began working for Rabobank Nederland as a management trainee while completing her degree in German language and literature. She then went on to fulfil a number of positions within the securities division, the international directorate, the payments division and Rabofacet. Gerlinde was also involved from the start in the development of the successful www.rabobank.nl site that is now one of Rabobank's key sales channels. In her role as Head of Administrative Affairs, she was closely involved in the process of merging local member banks.
In recent years she has served as Head of the Management and Talent Development (MTD) Directorate and in the past year Gerlinde Silvis has been responsible for merging the Human Resources Directorate and the Management and Talent Development (MTD) Directorate into one directorate that brings together all the Human Resources activities that relate to employee selection, appointment and development. This has resulted in a directorate that provides integrated human resources services, management development and training for the entire group, the local member banks, Rabobank International and Rabobank Nederland. Gerlinde Silvis is married and has four children.

Berry Marttin (43) has been with Rabobank since 1990. He joined Rabobank as an international management trainee shortly after completing his degree in business administration in Brazil. During the fourteen years that he worked for Rabobank International on various continents and in a range of different positions, he gained extensive experience as an international banker in both the wholesale and retail banking business. After holding a number of positions in Brazil, Berry Marttin was appointed account manager in the food & agri division in Curacao. He subsequently continued his career as Head of International Corporates in Hong Kong where he led a team of corporate account managers. He also earned his MBA during this period. He moved to Indonesia four years later to take up the position of Head of Risk Management. Prior to his current position as Chairman of the Board of Directors of Rabobank Amsterdam, Berry Marttin served as Deputy General Manager of Rural Banking in Australia and New Zealand. In his current role, he has succeeded in developing Rabobank's position in Amsterdam within the context of the Large Cities Policy. Berry Marttin was born and raised in Brazil as the son of Dutch emigrants. He is married and the father of two children.

Composition and division of responsibilities of the Executive Board of the Rabobank Group as of 18 June 2009

Dr. P.W. Moerland
Piet Moerland will serve as Chairman of the Executive Board and be responsible for Audit Rabobank Group and the Supervisory and Legal and Fiscal Affairs directorates. His portfolio furthermore includes the Knowledge & Economic Research, Communications and Corporate Social Responsibility directorates.

Dr. A. Bruggink
Bert Bruggink will continue to be responsible for Control Rabobank Group, Credit Risk Management, Global Risk Management, Treasury Rabobank Group and Special Administration Rabobank.

B.J. Marttin
Berry Marttin will be given responsibility for the international retail network, the regional international operations, international risk management and Rabobank Development.

S.N. Schat
Sipko Schat will remain responsible for Rabobank International Wholesale, Corporate Clients Large Businesses, Corporate Finance, Trade & Commodity Finance, Global Financial Markets and Private Equity.

P.J.A. van Schijndel
Piet van Schijndel will remain responsible for the Retail, Private Banking and Group ICT directorates.

A.G. Silvis
Gerlinde Silvis will be given responsibility for the Small- and Medium-Sized Enterprises, Company Management, Co-operative & Management Affairs and Human Resources directorates.

Related information

Media Kit

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1980A
TRANCHE NO: 2

CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 (the "Notes")

(to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009)

Issue Price: 101.6375 per cent. (plus 32 days' accrued interest from and including 2 March 2009 to but excluding 3 April 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 1 April 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1980A
	(ii)	Tranche Number:	2
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 175,000,000
	(ii)	Tranche:	CAD 75,000,000
5	Issue Price:		101.6375 per cent. of the Aggregate Nominal Amount plus 32 days' accrued interest from and including 2 March 2009 to but excluding 3 April 2009
6	(i)	Specified Denominations:	CAD 1,000
	(ii)	Calculation Amount:	CAD 1,000
7	(i)	Issue Date:	3 April 2009

	(ii)	Interest Commencement Date (if different from the Issue Date):	2 March 2009
8		Maturity Date:	2 March 2012
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	2.50 per cent. Fixed Rate (Further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 March in each year commencing on 2 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount :	CAD 25.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment	Yes

		Dates (Condition 7(c)):	
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for

			communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Dealer will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Dealer will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by		Not Applicable

	an Extraordinary Resolution in accordance with Condition 14(a):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.606742, producing a sum of (for Notes not denominated in Euro):	Euro 45,505,650
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 3 April 2009 The Notes are to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 75,338,758.56
(iii)	Estimated total expenses:	CAD 1,053,750 (comprising a combined management, selling and underwriting commission of CAD 1,031,250 and CAD 22,500 expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	1.916 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0414401801
(iii)	Common Code:	041440180
(iv)	German WKN-code:	A0T644
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

		and the relevant number(s):	
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	Not Applicable
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1999A
TRANCHE NO: 1

USD 20,000,000 Floating Rate Notes 2009 due April 2011 (the 'Notes')

Issue Price: 100 per cent.

The Royal Bank of Scotland plc

The date of these Final Terms is 2 April 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1999A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	07 April 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 07 April 2011
9	Domestic Note: (if Domestic		No

	Note, there will be no gross-up for withholding tax)	
10	Interest Basis:	3 month USD-LIBOR-BBA plus 0.50 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	The 7th day of January, April, July and October in each year from and including 7 July 2009 up to and including the Maturity Date, for the avoidance of doubt, each such date subject to adjustment in accordance with the Business Day Convention
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET, London and New York
	(v)	Manner in which the Rate of Interest is to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable

	(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	–	Reference Rate:	3 month LIBOR
	–	Interest Determination Date:	2 Business Days in London for USD prior to the start of each Interest Period
	–	Relevant Screen Page:	Reuters page LIBOR01
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	Plus 0.50 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360, adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if	As set out in the Conditions

	different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET, London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		The Royal Bank of Scotland plc acting through its Singapore branch One Raffles Quay Level 21, South Tower Singapore 048583
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the *rate of 0.760563, producing a* sum of (for Notes not denominated in Euro):	Euro 15,211,260
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	*None*
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: *Not Applicable*

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0422470731
(iii)	Common Code:	042247073
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (*if any*):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (*if different* from Deutsche Bank AG, London Branch):	Not Applicable

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1981A
TRANCHE NO: 2

NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 (the "Notes") (to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009

Issue Price: 97.43 per cent. (plus 26 days' accrued interest from and including 12 March 2009 to but excluding 7 April 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 3 April 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1981A
	(ii)	Tranche Number:	2 to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009
3	Specified Currency or Currencies:		New Zealand Dollars ("NZD")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 150,000,000
	(ii)	Tranche:	NZD 50,000,000
5	Issue Price:		97.43 per cent. of the Aggregate Nominal Amount plus 26 days' accrued interest from and including 12 March 2009 to but excluding 7 April 2009
6	(i)	Specified Denominations:	NZD 1,000
	(ii)	Calculation Amount:	NZD 1,000
7	(i)	Issue Date:	7 April 2009
	(ii)	Interest Commencement Date	12 March 2009

	(if different from the Issue Date):		
8	Maturity Date:		12 March 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.125 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	12 March in each year commencing on 12 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount :	NZD 51.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(*i*) *Early Redemption Amount(s)* payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked *Redemption Notes*, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(*ii*) *Redemption for taxation reasons* permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(*iii*) *Unmatured Coupons to become* void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Wellington, Auckland
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.400 per cent. selling concession 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes, which will be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, only and not for any other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "*Plan of Distribution*": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.428571, producing a sum of (for Notes not denominated in Euro):	Euro 21,428,550
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 7 April 2009. The Notes are to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Çomissão do Mercado de valores Mobiliários* in Portugal and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 48,045,034.25
(iii)	Estimated total expenses:	NZD 852,500 (comprising a combined management and underwriting commission, selling concession and NZD 40,000 Dealers' expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.874 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0415923118
(iii)	Common Code:	041592311
(iv)	German WKN-code:	A0T7DA
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1974A
TRANCHE NO: 5

AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009, the AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 6 March 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 27 March 2009)

Issue Price: 99.9075 per cent. (plus 50 days' accrued interest from and including 17 February 2009 to but excluding 8 April 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 6 April 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1974A
	(ii)	Tranche Number:	5
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009, the AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 6 March 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 27 March 2009
3	Specified Currency or Currencies:		Australian Dollars ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 325,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		99.9075 per cent. of the Aggregate Nominal Amount plus 50 days' accrued interest from and including 17

			February 2009 to but excluding 8 April 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	8 April 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	17 February 2009
8	Maturity Date:		17 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 February in each year commencing on 17 February 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	AUD 45.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	***Zero* Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note *Provisions***		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition	As set out in the Conditions

	7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment	Not Applicable

	Notes: Amount of each instalment, date on which each payment is to be made:		
33	*Redenomination*, renominalisation and reconventioning provisions		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in	Not Applicable

	accordance with Condition 14(a):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.526570, producing a sum of (for Notes not denominated in Euro):	Euro 26,328,500
43	*In the case of Notes listed on* Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 8 April 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009, the AUD 75,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 6 March 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 27 March 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 49,551,969.18
(iii)	Estimated total expenses:	AUD 710,000 (comprising AUD 687,500 Dealers' Commission and AUD 22,500 Dealers' expenses);

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.531 per cent. per annum
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0412228917
(iii)	Common Code:	041222891
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1744A
TRANCHE NO: 3

EUR 350,000,000 4.75 per cent. Fixed Rate Notes 2009 due 6 June 2022

(to be consolidated and form a single series with the EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007 and the EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022 issued on 25 January 2008)

Issue Price: 94.496 per cent.

(plus 314 days' accrued interest from and including 6 June 2008

to but excluding 16 April 2009)

Merrill Lynch International | **Rabobank International** | **UBS Investment Bank**

The date of these Final Terms is 14 April 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 14, 2007 and May 13, 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 14, 2007 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1744A
	(ii)	Tranche Number	3
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 2,500,000,000
	(ii)	Tranche:	EUR 350,000,000
			(to be consolidated and form a single series with the EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007 and the EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022 issued on 25 January 2008)
5	Issue Price:		94.496 per cent. of the Aggregate Nominal Amount (plus 314 days' accrued interest from and including 6 June 2008 to but excluding 16 April 2009)
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	16 April 2009

	(ii)	Interest Commencement Date (if different from the Issue Date):	6 June 2008
8	Maturity Date:		6 June 2022
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	*Date approval for issuance of* Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 June in each year commencing on 6 June 2009 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	EUR 47.50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	Yes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 11(ii)(a) and 11(iii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the Issuer's EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007 and the EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022 issued on 25 January 2008. The ISIN and Common Codes will be those set out in 11(ii)(b) and 11(iii)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET adjusted in accordance with Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Merrill Lynch International** Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Combined management and underwriting commission of 0.300 per cent. of the Aggregate Nominal Amount of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 16 April 2009 The Notes will be consolidated and form a single series with the Issuer's EUR 2,000,000,000 4.75 per cent. Fixed Rate Notes 2007 due 6 June 2022 issued on 6 June 2007 and the EUR 150,000,000 4.75 per cent. Fixed Rate Notes 2008 due 6 June 2022 issued on 25 January 2008 which are already listed and admitted to trading on Euronext Amsterdam by NYSE Euronext.
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,125.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in

Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and the *Comisia Nationala a Valorilor Mobiliare* in Romania and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive and Article 10-bis of CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the Certificate; a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Offering Circular, by the Managers on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 343,988,054.79
(iii)	Estimated total expenses:	EUR 1,050,000 (comprising a combined management, underwriting and selling commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.342 per cent per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:		Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSD's as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the European eligibility criteria.
(ii)	(a)	Temporary ISIN Code:	XS0423872745
	(b)	Permanent ISIN Code:	XS0304159576
(iii)	(a)	Temporary Common Code:	042387274
	(b)	Permanent Common Code:	030415957
(iv)	Private Placement number		Not Applicable
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
(vi)	Delivery:		Delivery against payment
(vii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):		Not Applicable
(viii)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))		Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable

(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2003A
TRANCHE NO: 1

AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 (the "Notes")

Issue Price: 100.775 per cent.

TD Securities
UBS Investment Bank
Deutsche Bank
KBC International Group
Zurich Cantonalbank

Rabobank International
Daiwa Securities SMBC Europe
Dexia Capital Markets
The Royal Bank of Scotland
ING Wholesale Banking

RBC Capital Markets

The date of these Final Terms is 15 April 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2003A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 100,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		100.775 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	23 April 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		23 April 2014
9	Domestic Note: (if Domestic		No

	Note, there will be no gross-up for withholding tax)		
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 April in each year
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all**	AUD 1,000 per Calculation Amount

	Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **UBS Limited** 100 Liverpool Street London EC2M 2RH United Kingdom **Daiwa Securities SMBC Europe Limited** 5 King William Street London EC4N 7AX United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Dexia Banque Internationale à Luxembourg, société anonyme, acting under the name of Dexia Capital Markets** 69, route d'Esch L-2953 Luxembourg **KBC Bank NV** Havenlaan 12 GKD/8742 B-1080 Brussels Belgium **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom **Zurich Cantonalbank** Bahnhofstrasse 9

			CH-8001 Zurich Switzerland **ING Belgium SA/NV** Avenue Marnix 24 B-1000 Brussels Belgium **Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	*Additional selling restrictions:*		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.528846, producing a sum of (for Notes not denominated in Euro):	Euro 52,884,600
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 23 April 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,475

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 98,860,000
(iii)	Estimated total expenses:	AUD 1,915,000 (comprising a combined management selling and underwriting commission of AUD 1,875,000 and Managers' expenses of AUD 40,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.817 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0423787711
(iii)	Common Code:	042378771
(iv)	German WKN-code:	A0T8UA
(v)	Valoren Code:	CH10107715
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment

(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	From and including 16 April 2009 to 30 days from 23 April 2009, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1981A
TRANCHE NO: 3

NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 (the "Notes") (to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009 and the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009)

Issue Price: 98.575 per cent. (plus 41 days' accrued interest from and including 12 March 2009 to but excluding 22 April 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 20 April 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1981A
	(ii)	Tranche Number:	3 to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009 and the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009
3	Specified Currency or Currencies:		New Zealand Dollars ("NZD")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 200,000,000
	(ii)	Tranche:	NZD 50,000,000
5	Issue Price:		98.575 per cent. of the Aggregate Nominal Amount plus 41 days' accrued interest from and including 12 March 2009 to but excluding 22 April 2009
6	(i)	Specified Denominations:	NZD 1,000
	(ii)	Calculation Amount:	NZD 1,000
7	(i)	Issue Date:	22 April 2009

	(ii)	Interest Commencement Date (if different from the Issue Date):	12 March 2009
8	Maturity Date:		12 March 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.125 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	12 March in each year commencing on 12 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount :	NZD 51.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) *of Each Note***	NZD 1,000 per Calculation Amount
25	***Final Redemption Amount* (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for *illegality* (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons *permitted on days other than* Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) *(Condition*	Yes

10(*f*)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Wellington, Auckland
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing

		system

DISTRIBUTION

36	*(i)*	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.400 per cent. selling concession 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes, which will be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009 and the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009, only and not for any other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or

		(ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.440945, producing a sum of (for Notes not denominated in Euro):	Euro 22,047,250
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 22 April 2009. The Notes are to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009 and the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Çomissão do Mercado de valores Mobiliários* in Portugal and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 48,722,842.47
(iii)	Estimated total expenses:	NZD 852,500 (comprising a combined management and underwriting commission, selling concession and NZD 40,000 Dealers' expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.538 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0415923118
(iii)	Common Code:	041592311
(iv)	German WKN-code:	A0T7DA
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1974A
TRANCHE NO: 6

AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009, the AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 6 March 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 27 March 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 8 April 2009)

Issue Price: 99.295 per cent. (plus 70 days' accrued interest from and including 17 February 2009 to but excluding 28 April 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 24 April 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1974A
	(ii)	Tranche Number:	6
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009, the AUD 75,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 6 March 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 27 March 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 8 April 2009
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 375,000,000

	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		99.295 per cent. of the Aggregate Nominal Amount plus 70 days' accrued interest from and including 17 February 2009 to but excluding 28 April 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	28 April 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	17 February 2009
8	Maturity Date:		17 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 February in each year commencing on 17 February 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount:	AUD 45.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable

	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA, unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in	As set out in the Conditions

		accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and	Not Applicable

	interest due on late payment:	
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.545894, producing a sum of (for Notes not denominated in Euro):	Euro 27,294,700
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 28 April 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 17 February 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 19 February 2009, the AUD 75,000,000 4.50 per cent. Notes 2009 due 17 February 2012 issued on 6 March 2009, the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 27 March 2009 and the AUD 50,000,000 4.50 per cent. Fixed Rate Notes 2009 due 17 February 2012 issued on 8 April 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 49,369,006.85 (including 70 days' accrued interest)
(iii)	Estimated total expenses:	AUD 710,000 (comprising AUD 687,500 Dealers' Commission and AUD 22,500 Dealers' expenses);

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.768 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0412228917
(iii)	Common Code:	041222891
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1981A
TRANCHE NO: 4

NZD 75,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 (the "Notes") (to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009 and the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009)

Issue Price: 99.725 per cent. (plus 49 days' accrued interest from and including 12 March 2009 to but excluding 30 April 2009)

TD Securities **Rabobank International**

The date of these Final Terms is 28 April 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1981A
	(ii)	Tranche Number:	4 to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009 and the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 275,000,000
	(ii)	Tranche:	NZD 75,000,000
5	Issue Price:		99.725 per cent. of the Aggregate Nominal Amount plus 49 days' accrued interest from and including 12 March 2009 to but excluding 30 April 2009
6	(i)	Specified Denominations:	NZD 1,000
	(ii)	Calculation Amount:	NZD 1,000

7	(i)	Issue Date:	30 April 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	12 March 2009
8		Maturity Date:	12 March 2013
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	5.125 per cent. Fixed Rate (Further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	12 March in each year commencing on 12 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount :	NZD 51.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(*i*) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

	(Bearer Notes only) (Condition 10(*f*)):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Wellington, Auckland
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the

day on which that notice is delivered to the clearing system

DISTRIBUTION

36 (i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
(ii)	Stabilising Manager(s) (if any):	Not Applicable
(iii)	Managers' Commission:	1.400 per cent. selling concession 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes, which will be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009 and the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009, only and not for any other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their

business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.429119, producing a sum of (for Notes not denominated in Euro):	Euro 33,183,925
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 30 April 2009. The Notes are to be consolidated and form a single series with the NZD 100,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 12 March 2009, the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 7 April 2009 and the NZD 50,000,000 5.125 per cent. Fixed Rate Notes 2009 due 12 March 2013 issued on 22 April 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Çomissão do Mercado de valores Mobiliários* in Portugal and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 74,053,510.27
(iii)	Estimated total expenses:	NZD 1,256,250 (comprising a combined management and underwriting commission, selling concession and NZD 37,500 Dealers' expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.201 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0415923118
(iii)	Common Code:	041592311
(iv)	German WKN-code:	A0T7DA
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable